Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

between

IDEARC INC.

and

INFOSPACE, INC.

Dated as of September 15, 2007

-i-

TABLE OF CONTENTS

(Continued)

-ii-

TABLE OF CONTENTS

(Continued)

-iii-

LIST OF EXHIBITS

Exhibit A	Bill of Sale
Exhibit B	Assignment and Assumption Agreement
Exhibit C	Transferred Business Intellectual Property Rights Assignments
Exhibit D	Real Property Sublease
Exhibit E-1	Purchaser License Agreement
Exhibit E-2	Seller License Agreement
Exhibit F	Term Sheet for Commercial Agreements

-iv-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is dated as of September 15, 2007 (the “Agreement”), between Idearc Inc., a Delaware corporation (“Purchaser”), and InfoSpace, Inc., a Delaware corporation (“Seller”).

W I T N E S S E T H:

WHEREAS, Seller and certain Subsidiaries of Seller are engaged in, among other things, the Business; and

WHEREAS, Purchaser, through itself and one or more of its Subsidiaries, desires to purchase and assume, and Seller, through itself and one or more of its Subsidiaries, desires to sell, transfer and assign assets and liabilities related to the Business (as defined in Annex A), to Purchaser, on the terms and subject to the conditions specified in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions.

Unless otherwise provided herein, capitalized terms used in this Agreement have the meanings ascribed to them in Annex A or in the Section of this Agreement cross-referenced in Annex A.

1.2 Rules of Construction.

(a) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

(b) Whenever the words “include,” “including,” or “includes” appear in this Agreement, they shall be read to be followed by the words “without limitation” or words having similar import.

(c) The meanings given to terms defined in this Agreement will be equally applicable to both the singular and plural forms of such terms.

(d) The word “or” will not be exclusive.

(e) The use of terms that imply gender will include all genders.

ARTICLE II

SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1 Asset Purchase. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall or shall cause one or more Other Sellers to sell, assign, transfer, convey and deliver to Purchaser or its Designees, and Purchaser shall or shall cause one or more of its Designees to purchase, acquire and accept from Seller or the Other Sellers, as appropriate, all rights, title and interests in and to the Purchased Assets. As used in this Agreement, “Purchased Assets” means, in each case owned now or acquired after the date of this Agreement and prior to the Closing: (a) all tangible assets and personal properties exclusively or primarily used or held for use in connection with the operation of the Business, wherever located, including inventory, equipment, office furnishings, customer lists, advertiser lists, prospect lists, marketing lists, and sales data; (b) the accounts receivable reflected on the Final Statement; (c) prepaid expenses, deposits, prepaid assets, contract rights, and permits exclusively or primarily used or held for use in connection with the operation of the Business; (d) the assets that are specified or described in Section 2.1(a) of the Disclosure Letter; and (e) the Transferred Business Technology, Transferred Business Intellectual Property Rights, and Transferred Business Intellectual Property Licenses; but excluding (i) any of the foregoing that is part of Seller’s centralized services for information technology, administrative, human resources and other similar back office corporate services, (ii) any assets described in Section 2.1(b) of the Disclosure Letter, (iii) the Internet Property “infospace.com” and the Trademark “INFOSPACE” or any derivations thereof; and (iv) any Technology or Intellectual Property Rights other than the Transferred Technology, the Transferred Business Intellectual Property Rights, and the Transferred Business Intellectual Property Licenses. Also in consideration of the Purchase Price, Seller will grant the licenses set forth in the Seller License Agreement.

2.2 Assumption by Purchaser of Certain Liabilities; Retention by Seller of Remaining Liabilities. On the terms and subject to the conditions set forth in this Agreement, Purchaser or one of its Designees shall assume (a) the Ordinary Course Obligations of Seller or any Other Seller to be performed after the Closing under the assumed Contracts set forth on Section 2.1-2 of the Disclosure Letter; (b) the current liabilities included in the Final Working Capital; (c) the Transfer Taxes to the extent required pursuant to Section 6.10; (d) solely with respect to Transferred Employees who accept employment with Purchaser, the severance obligations as described in Section 6.6; and (e) the liabilities solely relating to the Business that are specified in Section 2.2 of the Disclosure Letter (collectively, the “Assumed Liabilities”). Except for the Assumed Liabilities, any and all Liabilities of Seller and Other Sellers relating to the Business or the Retained Business, will be retained and discharged by Seller and Other Sellers (collectively, the “Excluded Liabilities”).

2.3 Transfer of Purchased Assets.

(a) The Purchased Assets shall be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities shall be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Assets and an assumption of the Assumed Liabilities in the jurisdictions in which such transfers are to be made. For the avoidance of doubt, Seller and Purchaser agree that where the Purchased Assets and Assumed Liabilities may be transferred or conveyed by way of physical delivery or without the need for an instrument, such Purchased Assets or Assumed Liabilities shall be transferred or conveyed by such means. Such transfer and assumption agreements shall include a bill of sale in substantially the form attached hereto as Exhibit A (the “Bill of Sale”), an assignment and assumption agreement in substantially the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), and assignments in substantially the form attached hereto as Exhibit C (the “Transferred Business Intellectual Property Rights Assignments”), and where necessary such other agreements as may be necessary or appropriate to effect the purchase and assignment of the Purchased Assets and Assumed Liabilities (collectively, the “Ancillary Agreements”) and shall be executed no later than at or as of the Closing by Seller or one or more of the Other Sellers, as appropriate, and Purchaser or one or more of its Designees, as appropriate.

(b) Unless otherwise stated in the Transition Services Agreement, the Hosting and Co-Location Services Agreement, or the Real Property Sublease:

(i) Purchaser and Seller will cooperate and share equally all costs and expenses to prepare the Purchased Assets for relocation and relocate the Purchased Assets from Business Facilities at which such Purchased Assets are then located;

(ii) Purchaser and Seller shall share equally all data transfer, delivery, transmission and reformatting costs and expenses related to the acquisition of the Purchased Assets and the Transferred Business Intellectual Property Rights; and

(iii) Seller and the Other Sellers agree to cooperate with Purchaser and provide Purchaser with assistance reasonably requested by Purchaser in connection with the planning and implementation of the transfer of Purchased Assets or any portion of any of them to such location as Purchaser shall designate.

2.4 Approvals and Consents.

Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, conveyance, transfer, assignment or delivery or attempted sale, conveyance, transfer, assignment or delivery to Purchaser or any of its Designees of any Purchased Asset would result in a violation of any applicable Law or would require any Consent and such Consent shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, transfer, assignment or delivery, or an attempted sale, conveyance, transfer, assignment or delivery thereof; provided, however, that the Closing shall occur notwithstanding the foregoing, subject to Section 7.3(i), without any adjustment to the Purchase Price on account of such required authorization. Prior to the Closing and following the Closing, the parties shall use commercially reasonable efforts, and shall cooperate with each other, to obtain promptly all Consents that are required to be obtained for the sale, conveyance, transfer, assignment or delivery to Purchaser or any of its Designees of any of the Purchased Assets; provided, however, the costs and expenses of obtaining such Consents will be shared equally by Purchaser and Seller. Pending or in the absence of such Consents, Seller shall, and shall cause any Other Seller to, hold such Purchased Assets for the use and benefit, insofar as reasonably possible, of Purchaser or any of its Designees. The parties shall cooperate with each other to enter into mutually agreeable and lawful arrangements designed to provide to Purchaser or its Designee with the costs and benefits of the use of such Purchased Asset and to Seller or any Other Seller the benefits, including any indemnities, that they would have obtained had the Purchased Asset been conveyed to Purchaser or its Designee at the Closing. Once such Consent is obtained, Seller shall or shall cause the Other Sellers to sell, assign, transfer, convey and license such Purchased Asset to Purchaser or its Designee for no additional consideration. To the extent that any Purchased Asset cannot be provided to Purchaser or its Designee following the Closing pursuant to this Section 2.4, Purchaser and Seller shall use commercially reasonable efforts to enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the parties the economic (taking into account Tax costs and benefits) and, to the extent permitted under applicable Law, operational equivalent of obtaining such Consent and the performance by Purchaser or its Designee of its obligations thereunder. To the extent permitted under applicable Law, Seller and the Other Sellers shall hold in trust for and pay to Purchaser or its Designee promptly upon receipt thereof, such Purchased Assets and all income, proceeds and other monies received by Seller or any Other Seller net of out-of-pocket expenses related to such income, monies or proceeds, related to any such Purchased Asset in accordance with the arrangements under this Section 2.4. Nothing in this Section 2.4 applies to any Consent required under any Antitrust Regulations, which shall be governed by Section 6.3, and nothing in this Section 2.4 applies to any consent or waiver required to be obtained by Seller prior to the Closing pursuant to Section 7.3(i).

2.5 Novation and Assignment.

(a) In connection with obtaining any Consents required under the Assumed Material Contracts, Seller may request such third party to agree in writing to the novation of, and release of Seller under, such Contract. Seller will not require that the other party to such Contract grant such release, enter into such novation, or make any other concession benefiting Seller in connection with seeking Consents pursuant to this Agreement.

(b) If Seller is unable to obtain, or to cause to be obtained, any such required Consent, release, substitution or amendment under the Assumed Material Contracts, Seller or the applicable Subsidiary shall continue to be bound by such Assumed Material Contracts and other obligations and, unless not permitted by applicable Law or the terms thereof (except to the extent expressly set forth in this Agreement or any other Transaction Document), Purchaser shall, as agent or subcontractor for Seller or such Subsidiary, as the case may be, pay, perform and discharge fully, or cause to be paid, transferred or discharged all the obligations or other Liabilities of Seller or such Subsidiary, as the case may be, thereunder from and after the Closing Date; provided that Purchaser receives all material benefits and rights thereunder. Seller shall, without further consideration, pay and remit, or cause to be paid or remitted, to Purchaser or its Designee promptly all money, rights and other consideration received by it in respect of such performance. If and when any such Consent, release, substitution or amendment shall be obtained or such Assumed Material Contract or other rights or obligations shall otherwise become assignable or able to be novated, Seller or such

Subsidiary shall thereafter assign, or cause to be assigned, all its rights, obligations and other Liabilities thereunder to Purchaser or its Designee without receipt of further consideration and Purchaser or its Designee shall, without the payment of any further consideration, assume such rights and obligations, to the extent and as though it had been assigned hereunder on the Closing Date.

ARTICLE III

PURCHASE PRICE AND ADJUSTMENTS

3.1 Purchase Price.

The aggregate purchase price for the Purchased Assets (the “Purchase Price”) shall be an amount in cash equal to $225,000,000 as such cash amount may be increased or decreased, as the case may be, pursuant to Section 3.3, plus the Assumed Liabilities.

3.2 Payment of Purchase Price.

On the Closing Date, Purchaser shall pay for itself (where it is acting as Purchaser), and on behalf of its Designees to Seller for its own account and otherwise as agent for each of the relevant Other Sellers, the Purchase Price, as increased or decreased, as the case may be, pursuant to Section 3.3. Such cash portion of the Purchase Price shall be payable in United States dollars in immediately available federal funds to such bank account or accounts as shall be designated in writing by Seller no later than the second Business Day prior to the Closing.

3.3 Purchase Price Adjustment.

(a) No less than ten Business Days prior to the scheduled Closing Date, Seller will deliver to Purchaser a good faith estimate of the Adjusted Working Capital (the “Estimated Working Capital”) and submit to Purchaser a written statement (the “Estimated Working Capital Statement”) setting forth, in reasonable detail, Seller’s calculation of the Estimated Working Capital. The Estimated Working Capital Statement will be prepared in a manner consistent with the assumptions, policies and principles set forth in Section 3.3 of the Disclosure Letter. To the extent Estimated Working Capital is $100,000 greater than $5,700,000 (the “Target Working Capital”), the cash portion of the Purchase Price payable at the Closing will be increased dollar for dollar by such excess, and if the Estimated Working Capital is more than $100,000 less than Target Working Capital, the cash portion of the Purchase Price payable at the Closing will be decreased dollar for dollar by such difference (the amount of such increase or decrease, the “Closing Adjustment”).

(b) Promptly following the Closing Date, but in no event later than 45 days after the Closing Date, or such longer period of time as reasonably requested by Seller and consented to by Purchaser, which consent will not be unreasonably withheld or delayed, Seller will provide to Purchaser the proposed Final Working Capital and submit to Purchaser a written statement (the “Closing Date Statement”) setting forth, in reasonable detail, Seller’s calculation of the proposed Final Adjusted Working Capital. The Closing Date Statement will be prepared in a manner consistent with the assumptions, policies and principles set forth in Section 3.3 of the Disclosure Letter. The

Closing Date Statement will clearly identify all differences between the proposed Final Working Capital and the Estimated Working Capital and will include a reasonably detailed explanation of the basis for each such difference.

(c) In the event Purchaser disputes the correctness of the proposed Final Working Capital, Purchaser will notify Seller in writing of its objections within 30 days after receipt of the Closing Date Statement and will set forth, in writing and in reasonable detail, the disputed items and the reasons for Purchaser’s objections. If Purchaser fails to deliver its notice of disputes and objections within 30 days after receipt of the Closing Date Statement, Purchaser will be deemed to have accepted Seller’s calculation. Purchaser will be deemed to have agreed with and accepted any portion of Seller’s calculation of proposed Final Working Capital not specifically identified in reasonable detail as being disputed in such written notice of objection. Seller and Purchaser will endeavor reasonably and in good faith to resolve any disputed matters within 15 days after receipt of Purchaser’s notice of objections. If Purchaser and Seller cannot resolve such dispute, Purchaser and Seller shall retain PricewaterhouseCoopers to act as the arbitrator (the “Arbitrator”) of such dispute; provided, however, that if either party shall reasonably discover a conflict of interest associated with the Arbitrator, the parties shall retain another nationally recognized accounting firm to act as the Arbitrator. Any arbitration shall be conducted in King County, Washington, and such proceedings shall be in English. The Arbitrator will offer Seller and Purchaser the opportunity to provide written submissions regarding their positions on the disputed matters, which opportunity will not extend more than 15 days after the submission of the disputed matters to the Arbitrator. The Arbitrator will deliver a written report resolving all disputed matters and setting forth the basis for such resolution within 30 days after Seller and Purchaser have submitted in writing (or have had the opportunity to submit in writing but have not submitted) their positions as to the disputed items. The determination of the Arbitrator in respect of the correctness of each matter remaining in dispute will be conclusive and binding on all Persons. The determination of the Arbitrator will be based solely on the written submissions by Seller and Purchaser and will not be based upon any independent review (it being understood that the Arbitrator need not accept in its entirety the submission of either party). The fees and expenses of the Arbitrator in resolving any disputes under this Section 3.3(c) shall be allocated to Seller and Purchaser based on the percentage determined by dividing (i) that portion of the disputed amount not awarded to either Seller or Purchaser, as applicable, by (ii) the amount actually disputed by Seller and Purchaser. The Adjusted Working Capital as of the Closing Date, as finally determined pursuant to this Section 3.3(c) (whether by failure of Purchaser to deliver notice of objection, by agreement of Seller and Purchaser or by determination of the Arbitrator), is referred to as the “Final Working Capital.”

(d) No later than ten Business Days after the determination of Final Working Capital, Purchaser or Seller, as applicable, will make such payments to the other party as are necessary so that, (i) if Final Working Capital is more than $100,000 greater than Target Working Capital, Seller has received an aggregate amount (after taking into account the Closing Adjustment) equal to such excess, or (ii) if Final Working Capital is more than $100,000 less than Target Working Capital, Purchaser has received an aggregate amount (after taking into account the Closing Adjustment) equal to such difference. In either of the foregoing cases, any such payment will include interest on such payment amount accrued for the number of days from and including the 30th day following the Closing Date, but excluding the payment date, at a rate equal to the Prime Rate, compounded on the basis of actual days elapsed over a 365-day year. Any such payment will be made promptly by wire transfer of immediately available funds in U.S. Dollars to a bank account designated in writing to the party entitled to receive the payment.

3.4 Allocation of Purchase Price.

Purchaser shall prepare an allocation of the Purchase Price (and all other capitalized costs) in accordance with Code Section 1060 and the U.S. Treasury Income Tax Regulations promulgated thereunder and any similar provision of state, local or foreign law, as appropriate (the “Allocation Schedule”). Purchaser shall deliver a draft of the Allocation Schedule to Seller within five days before the Closing Date, or at least so much of such Allocation Schedule as relates to tangible assets subject to Transfer Taxes. Seller and Purchaser and their Affiliates shall attempt, in good faith, to agree upon such Allocation Schedule, but failing such agreement, the parties will each be free to report, act and file Tax Returns (including, but not limited to, IRS Form 8594) as such party determines are correct.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows, subject to the exceptions set forth in the Disclosure Letter:

4.1 Corporate Existence.

(a) Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Seller is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Seller Material Adverse Effect. Seller has the requisite corporate, partnership or similar power and authority to carry on the Business as the same is now being conducted. Seller is not in default under or in violation of any provision of its corporate charter or bylaws. Seller is qualified as a foreign entity in the jurisdictions set forth in Section 4.1(a) of the Disclosure Letter.

(b) Each Other Seller is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization. Each Other Seller is duly qualified to conduct business and, where applicable, is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Seller Material Adverse Effect. Each Other Seller has the requisite corporate, partnership or similar power and authority to carry on the Business as the same is now being conducted by such Other Seller. Each Other Seller is not in default under or in violation of any provision of its corporate charter, bylaws or similar organizational or governance document. Each Other Seller is qualified as a foreign entity in the jurisdictions set forth in Section 4.1(a) of the Disclosure Letter.

4.2 Corporate Authority.

(a) This Agreement and the other agreements, instruments, certificates and documents to be executed and delivered in connection herewith (collectively with this Agreement, the “Transaction Documents”) to which Seller and the Subsidiaries of Seller (such Subsidiaries being referred to herein collectively as the “Other Sellers”) are or may become a party and the consummation of the transactions contemplated hereby and thereby involving such Persons have been duly authorized by Seller and will be duly authorized by each applicable Other Seller by all requisite corporate, partnership or other action prior to the Closing. Seller has, and in the case of each Other Seller, it will have at or prior to the Closing, full power and authority to execute and deliver, as the case may be, this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder or thereunder. This Agreement and the Transaction Documents have been duly executed and delivered by Seller, and the other Transaction Documents will be duly executed and delivered by the Other Sellers party thereto. This Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, a valid and legally binding obligation of Seller and the Other Sellers party thereto, enforceable against it or them, as the case may be, in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). Seller has all requisite power and authority to cause each of the Other Sellers to enter into and to perform their obligations under this Agreement and the Transaction Documents to which they are a party.

(b) Except for required filings under the HSR Act, and any other applicable Laws or regulations relating to antitrust or competition (collectively, the “Antitrust Regulations”) and the Consents set forth in Section 4.2(b) of the Disclosure Letter, the execution and delivery of this Agreement and the other Transaction Documents by Seller and each of the Other Sellers and the consummation by Seller and each of the Other Sellers of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with any provision of the respective certificate of incorporation or bylaws or similar organizational documents of Seller or any Other Seller, (ii) result in a material violation or material breach or constitute a material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or a loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) under, any Assumed Material Contract or (iii) violate, conflict with, in any material respect, or result in a material breach under any provision of any Law applicable to Seller or any Other Seller or any of their respective properties or assets.

4.3 Governmental Approvals and Consents.

Except for any requirements under any Antitrust Regulations, and except as set forth in Section 4.3 of the Disclosure Letter, no material Consent from any United States or foreign, federal,

state, provincial, municipal or local government agency, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality (“Governmental Authority”) or any other Person, is required on the part of Seller or any Other Seller in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby.

4.4 Properties and Assets.

(a) Seller or one or more of the Other Sellers has, or at the Closing will have, good and marketable title to the Purchased Assets, free and clear of all Liens, except (i) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, (A) not delinquent or (B) being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business, (iii) original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, and (iv) other Liens, which Liens, in the case of clauses (i) through (iv), do not, individually or in the aggregate, materially adversely affect the use or value of the underlying Purchased Assets (collectively, “Permitted Liens”). The transactions contemplated by this Agreement and the Transaction Documents will convey to and vest in Purchaser good and marketable title to the Purchased Assets, free and clear of all Liens, except Permitted Liens and except as provided in Section 2.3.

(b) Neither Seller nor any of the Other Sellers has ever owned any Business Facility or portion thereof, and neither Seller nor any of the Other Sellers own or hold or are obligated under or a party to, any option, right of first refusal, or other contractual right to purchase or acquire any real property that is related to the Business.

(c) Section 4.4(c) of the Disclosure Letter contains a list of all Business Facilities currently leased or otherwise occupied for the Business or which have been leased or otherwise occupied for the Business at any time since September 1, 2005.

4.5 Contracts.

(a) Section 4.5(a) of the Disclosure Letter sets forth each Contract material to the Business to which Seller or any Other Seller is party or a beneficiary or by which Seller or any Other Seller is bound or otherwise obligated or to which any of the Purchased Assets is subject which shall be assumed by Purchaser (collectively, the “Assumed Material Contracts”), including the following, to the extent material to the Business: (i) Contracts for the sale, distribution, or licensing of any products or services; (ii) real estate leases; (iii) capital or operating leases; (iv) supply Contracts and vendor Contracts; (v) Contracts containing most favored nations or similar pricing provisions; (vi) Contracts containing any limitation or restriction of any nature on the ability of the Purchaser to operate or compete after the Closing; (vii) Contracts containing exclusivity or similar provisions; (viii) Contracts containing rights of first refusal, options or similar rights; (ix) partnership, joint venture or limited liability agreements or strategic alliances; (x) Contracts granting a power of attorney to any Person; (xi) Contracts relating to relationships with distributors, advertisers, or customers; (xii) Contracts that are not terminable with less than 60 days notice; (xiii) Contracts for the disposition or acquisition of Purchased Assets (other than in the ordinary course of business consistent with past practice); and (xiv) all other material Contracts that will be assumed by Purchaser. Section 4.5(a) of the Disclosure Letter indicates for each Assumed Material Contract the foregoing clauses (i) through (xiv) that are applicable thereto.

(b) Seller has made available to Purchaser true and complete copies of all Assumed Material Contracts, including any amendments thereto. All Assumed Material Contracts are valid, binding and in full force and effect with respect to Seller or any Other Seller and, to the knowledge of Seller, immediately following the Closing will continue to be valid, binding and enforceable with respect to each other party thereto, in accordance with the terms thereof as in effect immediately prior to the Closing except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights generally or by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Each Assumed Material Contract is assignable to Purchaser without any Consent except as set forth in Section 4.5(b) of the Disclosure Letter. Neither Seller nor any Other Seller nor, to the knowledge of Seller, any other party, is in material breach or violation of, or material default under, any such Assumed Material Contract, and no event has occurred, is pending or, to the knowledge of Seller, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or material default under such Assumed Material Contract.

(c) Neither Seller nor any Other Seller has received in writing notice of any threatened termination, investigation, or default under any Assumed Material Contract and no party has terminated, cancelled or waived in writing any material term or condition of any Assumed Material Contract, and to Seller’s knowledge, there is no basis for any of the foregoing.

4.6 Litigation.

Except as set forth in Section 4.6 of the Disclosure Letter, neither Seller nor any Other Seller is subject to any material order, judgment, stipulation, injunction, decree or agreement with any Governmental Authority that would prevent or materially interfere with or delay the consummation of the transactions contemplated by the Transaction Documents. No claim, action, suit, proceeding or investigation is pending or, to the knowledge of Seller, threatened against Seller or any Other Seller which would prevent or materially interfere with or delay the consummation of the transactions contemplated by the Transaction Documents. There are no material claims, actions, suits, proceedings or investigations pending or, to the knowledge of Seller, threatened against Seller or any Other Sellers in respect of the Business or the Purchased Assets.

4.7 Intellectual Property Rights.

(a) Section 4.7(a) of the Disclosure Letter sets forth a true and complete list of all material Transferred Business Intellectual Property Licenses (other than licenses for generally commercially available software and other licenses, the total fees for which are less than $10,000). To the knowledge of Seller, all Transferred Business Intellectual Property Licenses are valid and in full force and effect and enforceable against the other parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights generally or by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Neither Seller nor any Other Seller, nor, to the knowledge of Seller, any other party thereto, is in material default or material breach under any Transferred Business Intellectual Property License.

(b) To Seller’s knowledge, Seller or one of the Other Sellers is the sole and exclusive owner of, or is licensed to use (subject to any outbound licenses granted by Seller or any Other Seller), all Transferred Business Intellectual Property Rights, Licensed Business Intellectual Property Rights, Business Technology and Licensed Business Technology free and clear of any Liens.

(c) Section 4.7(c) of the Disclosure Letter contains a true, complete and accurate list of all registered Transferred Business Intellectual Property Rights and Licensed Business Intellectual Property Rights, including, in each case, where applicable, the application number, registration number, filing date, date of issuance, assignee of record and country of origin, and indicating which are Transferred Intellectual Property Rights and which are Licensed Intellectual Property Rights. Upon consummation of the transactions contemplated by this Agreement, Purchaser will own all of the Transferred Business Intellectual Property Rights free and clear of any Liens. To the knowledge of Seller, the Transferred Business Intellectual Property Rights and Licensed Business Intellectual Property Rights may be used for the ongoing operation of the Business without infringing on or otherwise acting materially adversely to the rights or claimed rights of any Person, and no material royalty or other consideration is payable or otherwise owing to any Person in connection with the use of any such Transferred Business Intellectual Property Rights and Licensed Business Intellectual Property Rights.

(d) Except as set forth in Section 4.7(d) of the Disclosure Letter, there are no royalties, fees, annuities or other payments payable to any third person by reason of (i) Seller’s or any Other Seller’s ownership, development, use, license, sale or disposition of any Transferred Business Intellectual Property Rights or Transferred Business Technology, or (ii) Seller’s or any Other Seller’s licensing of the Licensed Business Intellectual Property Rights or Licensed Business Technology to Purchaser or its subsidiaries under the Seller License Agreement, in each case other than fees and annuities paid to governmental or quasi-governmental bodies or registration entities (e.g., Internet domain name registration services) in the ordinary course of business to secure and maintain such Business Intellectual Property Rights or Business Technology.

(e) Except as set forth in Section 4.7(e) of the Disclosure Letter, no proceedings have been instituted or are pending against Seller or any Other Seller or, to the knowledge of Seller, threatened, which challenge the rights of Seller or any of the Other Sellers with respect to the Business Technology or Business Intellectual Property Rights.

(f) None of the Transferred Business Technology, Licensed Business Technology, Business Intellectual Property Rights or Licensed Business Intellectual Property Rights is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority affecting the rights of Seller or any of the Other Sellers with respect thereto.

(g) Except as set forth in Section 4.7(g) of the Disclosure Letter and to the knowledge of Seller, neither Seller nor any Other Seller has, in connection with the Business, infringed (whether directly, as a contributory infringer, or through inducement), misappropriated or violated the Intellectual Property Rights of any third party. Neither the Seller nor any Other Seller has received an opinion of counsel relating to third party Intellectual Property Rights that relate to the conduct of the Business.

(h) Except as set forth in Section 4.7(h) of the Disclosure Letter, neither Seller nor any Other Seller has received any notice alleging that Seller’s or any Other Seller’s use of the Business Technology or Business Intellectual Property Rights infringes (whether directly, as a contributory infringer, or through inducement), misappropriates or violates any Intellectual Property Right owned or enforceable by any third party. Section 4.7(h) of the Disclosure Letter lists any written third party complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by Seller or any Other Seller alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by Seller or any Other Seller from any reseller, distributor, customer, user or any other third party in relation to the Business or any Product; and Seller has provided to the Purchaser true and complete copies of all such written complaints, claims, notices, requests, demands or threats.

(i) Except as set forth in Section 4.7(i) of the Disclosure Letter and to the knowledge of Seller, there is no unauthorized use, disclosure or infringement of any Business Intellectual Property Right or Business Technology, including by any employee or former employee of Seller or any Other Seller. Seller has provided to Purchaser true and complete copies of all written correspondence, complaints, claims or notices sent by Seller or one of the Other Sellers to a third party, as of the date of the Agreement, concerning the infringement, violation or misappropriation of any Transferred Business Intellectual Property Rights, Licensed Business Intellectual Property Rights, Transferred Business Technology or Licensed Business Technology.

(j) No Open Source Software was or is incorporated in whole or in part into or otherwise forms any part of any Business Intellectual Property Rights or Business Technology used in the Business.

4.8 Finders; Brokers.

With the exception of fees and expenses that are Seller’s sole responsibility, none of Seller or any Other Seller has employed any finder or broker in connection with the transactions contemplated by the Transaction Documents. No broker or finder employed by Seller or any Other Seller would have a valid claim for a fee or commission from Purchaser in connection with the transactions contemplated by the Transaction Documents.

4.9 Tax Matters.

(a)(i) Neither Seller nor any Other Seller is currently engaged and has not been engaged during the three year period ending on the Closing Date, in any material dispute, audit or claim with any Governmental Authority with respect to Taxes attributable to the Purchased Assets or Transferred Business Intellectual Property Rights, (ii) no Governmental Authority has proposed to make or has made any material adjustment with respect to Taxes attributable to the Purchased Assets or Transferred Business Intellectual Property Rights, and (iii) none of the Purchased Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(b) There is no material liability for any unpaid Taxes in respect of the Purchased Assets or Transferred Business Intellectual Property Rights.

(c) All material Tax Returns related to the Purchased Assets or Transferred Business Intellectual Property Rights have been timely filed. All such Tax Returns were correct and complete in all material respects. All material Taxes, with respect to the Purchased Assets or Transferred Business Intellectual Property Rights (whether or not shown on any Tax Return) have been timely paid. All material Taxes which have been collected from third parties, with respect to the Purchased Assets or Transferred Business Intellectual Property Rights have been properly remitted to the appropriate taxing authorities. There are no material Liens for Taxes upon any of the Purchased Assets or Transferred Business Intellectual Property Rights.

4.10 Employment and Benefits.

(a) Section 4.10(a) of the Disclosure Letter sets forth a list of each material Seller Plan as of the date of this Agreement.

(b) With respect to each material Seller Plan, Seller has provided or made available to Purchaser true and complete copies of the material Seller Plans.

(c) Neither Seller nor any Subsidiary or any other Person under common control with Seller or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and Section 4001 of the Code and the regulations issued thereunder has ever maintained, established, sponsored, participated in, contributed to, or had an obligation to contribute to any (i) “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA, which is subject to Title IV of ERISA or Section 412 of the Code, (ii) multiemployer plan, as defined in Section 3(37) of ERISA, or (iii) “multiple employer plan” as defined in ERISA or the Code, in each case, with respect to which Purchaser could be subject to any Liabilities (including any indirect, contingent, secondary or successor liability).

(d) Neither Purchaser nor any of its Subsidiaries shall assume or incur any Liabilities under ERISA or the Code with respect to any Seller Plan.

(e) Since August 1, 2007 and except as set forth in Section 4.10(e) of the Disclosure Letter, other than Transferred Employees, there are no employees of Seller or the Other Sellers that have spent 50% or more of their time working in the Business.

4.11 Compliance with Laws; Permits.

(a) The Business has been conducted by Seller and its Subsidiaries in compliance in all material respects with the Laws applicable thereto. No investigation or review by any Governmental Authority with respect to the operation of the Business is pending or, to the knowledge of Seller, threatened. Neither Seller nor its Subsidiaries, nor any of their members, employees, agents or representatives has used any funds for unlawful purposes or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, except as would not affect the Business.

(b) Seller and its Subsidiaries each have all material permits, licenses, registrations, certificates, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals (collectively, “Permits”) necessary to conduct the Business as presently conducted. Section 4.11(b) of the Disclosure Letter sets forth a list of all material Permits and any applications for material Permits used in connection with or related to the Business. No suspension, cancellation, or termination of any of such material Permits is pending or, to Seller’s knowledge, threatened that would be reasonably likely to materially and adversely affect the ability of the Purchaser after the Closing to conduct the Business as it is currently conducted. Except as set forth in Section 4.11(b) of the Disclosure Letter, all material Permits may be contributed, transferred, and conveyed in full to Purchaser or its Subsidiaries without obtaining any Consents or paying any fees, charges, or similar expenses.

4.12 Environmental Matters.

Seller and each Other Seller in respect of the Business, the Business Facilities, the Hazardous Materials Activities and the Purchased Assets are and have been in material compliance with all Environmental Laws, including the possession of, and the compliance with, all material Permits required under Environmental Laws; there has not been any Release of Hazardous Materials at or from any of the Business Facilities in material violation of Environmental Laws by Seller or any Other Seller or in a manner that would reasonably be expected to give rise to material liability to Seller or any Other Seller under any Environmental Laws; and Seller has not received any material Environmental Claim relating to the Business or the Business Facilities.

4.13 Financial Information.

(a) Section 4.13 of the Disclosure Letter contains the unaudited pro forma balance sheet of the Business as of June 30, 2007 (the “Balance Sheet”) and an unaudited pro forma profit and loss statement for the Business for the six months ended June 30, 2007 (collectively, the “Business Financial Statements”). Unless otherwise set forth in Section 4.13 of the Disclosure Letter, the Business Financial Statements: (i) are derived from the unaudited consolidated financial statements of Seller and its Subsidiaries as of June 30, 2007, and for the six months then ended, and (ii) fairly present, in all material respects, the pro forma financial condition and pro forma operating results of the Business as of and for the period covered thereby in accordance with the accounting principles, procedures, assumptions and estimates set forth in Section 4.13 of the Disclosure Letter.

(b) Except as set forth in Section 4.13(b) of the Disclosure Letter, neither Seller nor any Other Seller has any Liability with respect to the Business, except for (i) Liabilities reflected in the Balance Sheet, (ii) Liabilities which have arisen since June 30, 2007 in the ordinary course of business, (iii) contractual and other Liabilities incurred in the ordinary course of business which are not required by GAAP to be reflected on a balance sheet, (iv) the Excluded Liabilities, and (v) Liabilities which are not and would not reasonably be expected to be, material to the Business or financial results of the Business.

4.14 Customers.

Section 4.14 of the Disclosure Letter sets forth each of the customers of the Business that generated in excess of (a) $300,000 of revenue with respect to the Business for the 12 month period ended December 31, 2006, and (b) $175,000 of revenue with respect to the Business for the six month period ended June 30, 2007. Since December 31, 2006 neither Seller nor any Other Seller has received written notification that any such customer of the Business intends to terminate or materially adversely change its relationship with Seller or any Other Seller, as applicable, with respect to the Business. Since December 31, 2006 there has been no material change in pricing or pricing structure or terms with such customers, there has been no material reduction in the level of purchases of advertising with any such customers, and there has been no material dispute in writing with such customers.

4.15 Suppliers.

Section 4.15 of the Disclosure Letter sets forth the material suppliers to the Business for (a) the 12 month period ended December 31, 2006 and (b) the six month period ended June 30, 2007. Since December 31, 2006, neither Seller nor any Other Seller, as applicable, has received written notification that any such supplier intends to terminate or materially and adversely change its relationship with Seller or any Other Seller, as applicable, with respect to the Business. Since December 31, 2006, there has been no material change in pricing or pricing structure or terms with such suppliers and there has been no material dispute in writing with such suppliers.

4.16 Absence of Changes.

(a) Except as otherwise disclosed in this Agreement or the exhibits or schedules hereto, since December 31, 2006 and through the Closing Date, except as set forth in Section 4.16(a) of the Disclosure Letter, Seller and its Subsidiaries have conducted the Business in the ordinary course, consistent with past practices and there has not been, occurred or arisen any Business Material Adverse Effect.

(b) Except as otherwise disclosed in this Agreement or the exhibits or schedules hereto, since December 31, 2006 and through the date of this Agreement, except as set forth in Section

4.16(b) of the Disclosure Letter, there has not been, occurred or arisen: (i) any revaluation of any of the Purchased Assets; (ii) the entry by Seller or any Other Seller into any material commitment or material transaction with respect to the Business or Purchased Assets, including incurring or agreeing to incur capital expenditures or obligations in excess of, or any entry into any lease obligations with payments in excess of, with respect to all of the foregoing, $100,000 per item or $500,000 in the aggregate; (iii) any material breach or default (or event that with notice or lapse of time would constitute a breach or default), termination, or threatened termination under any Assumed Material Contract; (iv) any change in accounting methods, principles, or practices relating in any way to the Business; (v) any sale, assignment, conveyance, or other transfer (including within Seller’s and its Subsidiaries’ organization) of any asset used in the Business, except at fair market value in the ordinary course of business to third parties that are not Affiliates of Seller; (vi) any waiver of any material rights related to the Business or the Purchased Assets; (vii) any increase in the compensation payable or to become payable by Seller or any Other Seller to any Transferred Employee; (viii) any increase in any employee benefit plan, payment or arrangement for any Transferred Employee; (ix) any material increase in indebtedness of the Business; or (x) any agreement, arrangement, or understanding to do, or resulting in any, of the foregoing.

4.17 Restrictions on Business Activities.

Except as set forth in Section 4.17 of the Disclosure Letter, there is no Contract to which Seller or any Other Seller is a party or by which it or any of the Purchased Assets is bound, limiting in any material respect the right of Seller or any Other Seller to engage in any material line of business or to compete with any Person, in each case which would apply to the activities of Purchaser after the Closing.

4.18 Sufficiency of Assets.

Except as disclosed in Section 4.18 of the Disclosure Letter, the Purchased Assets, including the Transferred Business Intellectual Property Rights, Transferred Business Technology, Transferred Business Intellectual Property Licenses and the rights of Purchaser under the Transition Services Agreement and in the Licensed Business Intellectual Property Rights, Licensed Business Technology and the Real Property Sublease (a) constitute all the assets, properties and rights necessary and sufficient to conduct and carry on the Business after the Closing in all material respects as currently conducted (other than real property), (b) constitute all of the material assets that are used in, generated by, associated with or relating to the Business, and (c) include all of the assets and properties included in the Balance Sheet (other than supplies and inventory used, sold or disposed of in the ordinary course of business in accordance with past practice), except that no representation is made as to Seller’s centralized services for information technology, administrative, human resources, and other similar back office corporate services. Notwithstanding the foregoing, this Section 4.18 shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property Rights.

4.19 Condition of Purchased Assets.

The tangible Purchased Assets, taken as a whole, are free from material defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they presently are used.

4.20 Website Traffic. For each month from January 1, 2006 through July 31, 2007, Section 4.20 of the Disclosure Letter sets forth (a) the number of yellow page searches on Seller’s covered InfoSpace web sites; and (b) the number of pageviews on Seller’s covered Switchboard web sites, in each case as derived from Seller’s internal data management systems and rounded to the nearest hundred thousand, and such information accurately reflects the information derived from such internal data management systems and Seller has no knowledge that such information is inaccurate in any way or manner.

4.21 Information Technology.

Section 4.21 of the Disclosure Letter sets forth a complete list of all material items of hardware, software, databases, computer equipment, and other information technology used in, associated with, or relating to the Business (collectively, the “Information Technology”), specifying whether such material Information Technology is owned or leased and including a complete list of all Assumed Material Contracts relating to the current use of the Information Technology in the Business. Upon consummation of the transactions contemplated by this Agreement, the Purchaser will own, or have a valid and enforceable right to use, all of the Information Technology that is necessary to operate the Business free and clear of any Liens. Set forth in Section 4.21 of the Disclosure Letter is a list of all transfer or similar fees that are required, or expected to be required, to transfer any Information Technology to the Purchaser.

ARTICLE V

REPRESENTATIONS OF PURCHASER

Purchaser represents and warrants to Seller as follows:

5.1 Corporate Existence.

Purchaser and each Designee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Purchaser and each Designee is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Purchaser Material Adverse Effect. Purchaser and each Designee have the requisite corporate power and authority to own, lease and operate the Purchased Assets and assume the Assumed Liabilities, and to carry on the Business in substantially the same manner as the same is now being conducted by Seller and the Other Sellers. Neither Purchaser nor any Designee is in default under or in violation of any provision of its corporate charter or bylaws.

5.2 Corporate Authority.

(a) This Agreement and the other Transaction Documents to which Purchaser and the Designees are a party and the consummation of the transactions contemplated hereby and thereby involving Purchaser and its Designees have been duly authorized by Purchaser and its Designees by all requisite corporate, partnership or other action. Purchaser and each Designee has full power and authority to execute and deliver, as the case may be, this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder or thereunder. This Agreement has been duly executed and delivered by Purchaser, and the other Transaction Documents will be duly executed and delivered by Purchaser and any Designee party thereto, and this Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, a valid and legally binding obligation of Purchaser and each of its Designees party thereto, enforceable against it or them, as the case may be, in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law).

(b) Except for the required filings under the applicable Antitrust Regulations, the execution and delivery of this Agreement and the other Transaction Documents by Purchaser and the Designees and the consummation by Purchaser and the Designees of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with any provision of the respective certificate of incorporation or bylaws or similar organizational documents of Purchaser or any of its Designees, (ii) result in any violation or breach or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien, under any material contract, indenture, mortgage, lease, note or other agreement or instrument to which Purchaser or any of its Designees is subject or is a party, or (iii) violate, conflict with or result in any breach under any provision of any Law applicable to Purchaser or any of its Designees or any of their respective properties or assets, except, in the case of clauses (ii) and (iii), to the extent that any such breach, default, termination, cancellation, acceleration, Lien, violation, conflict, breach or loss would not reasonably be expected to result in a Purchaser Material Adverse Effect.

5.3 Governmental Approvals and Consents.

Neither Purchaser nor any of its Designees is subject to any order, judgment, decree, stipulation, injunction or agreement with any Governmental Authority which would prevent or materially interfere with or delay the consummation of the transactions contemplated by the Transaction Documents or would be reasonably likely to have a Purchaser Material Adverse Effect. No claim, action, suit, proceeding or investigation is pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Designees which would prevent or materially interfere with or delay the consummation of the transactions contemplated by the Transaction Documents. Except for any requirements under any Antitrust Regulations, no Consent from any Governmental Authority or other Person, is required on the part of Purchaser or any of its Designees in connection with the execution, delivery or performance of this Agreement or any of the other Transaction

Documents or the consummation of the transactions contemplated hereby and thereby, except for such Consents which have been obtained or will be obtained as of the Closing Date and remain in full force and effect and those with respect to which the failure to have been so obtained or to remain in full force and effect would not reasonably be expected to result in a Purchaser Material Adverse Effect.

5.4 Financial Capacity.

Purchaser and its Designees have available, and will have available on the Closing Date, sufficient funds to enable them to consummate the transactions contemplated hereby.

5.5 Finders; Brokers.

With the exception of fees and expenses that are Purchaser’s sole responsibility, neither Purchaser nor any Designee has employed any finder or broker in connection with the transactions contemplated by the Transaction Documents. No finder or broker employed by Purchaser or any Designee would have a valid claim for a fee or commission from Seller in connection with the transactions contemplated by the Transaction Documents.

ARTICLE VI

AGREEMENTS OF PURCHASER AND SELLER

6.1 Operation of the Business.

Except as required by this Agreement or as disclosed in Section 6.1 of the Disclosure Letter, Seller covenants that, in respect of the Business, until the Closing it will, and it will cause the Other Sellers to, use commercially reasonable efforts to continue, in a manner consistent with the past practice of the Business, to keep available the services of their respective employees engaged in the Business through the Closing, to maintain and preserve intact the Business in all material respects and to maintain in all material respects the ordinary and customary relationships of the Business with its suppliers, customers and others having material business relationships with it with a view toward preserving for Purchaser and its Designees, after the Closing Date, the Business, the Purchased Assets and the goodwill associated therewith. Except as otherwise disclosed in Section 6.1 of the Disclosure Letter, until the Closing, Seller shall, and it shall cause the Other Sellers in respect of the Business to, continue to operate and conduct the Business in all material respects in the ordinary course. Except as otherwise required by this Agreement or as disclosed in Section 6.1 of the Disclosure Letter, without limiting the generality of the foregoing, Seller shall not and shall cause the Other Sellers not to, without the prior written approval of Purchaser (which approval shall not be unreasonably withheld or delayed), take any of the following actions with respect to the Business:

(a) transfer, sell, lease, license or otherwise convey or dispose of, or subject to any Lien, any of the Purchased Assets other than (i) sales of inventory in the ordinary course of business, (ii) other transfers, leases, licenses and dispositions made in the ordinary course of business that are not material individually or in the aggregate, or (iii) Permitted Liens;

(b) directly or indirectly, through any officer, director or agent, solicit inquiries or proposals that constitute, or are intended to lead to a proposal or offer from, provide any confidential information to, or initiate any discussions or negotiations or cooperate with, any Person (other than Purchaser and its Subsidiaries and their respective officers, employees, representatives and agents) that involves, directly or indirectly, any sale or other disposition of the Business (other than in connection with transactions that would be permitted pursuant to this Agreement and other than any transaction relating to the equity or debt of Seller that would not materially and adversely affect Seller’s ability to consummate the transactions contemplated hereby) or otherwise knowingly facilitate or encourage any effort or attempt to do or seek any of the foregoing. Seller will cease and cause to be terminated any existing activities or negotiations with any parties conducted heretofore with respect to any of the foregoing;

(c) engage in any material transaction concerning the Business or the Purchased Assets, including by making any material expenditure, investment, or commitment or entering into any material agreement or arrangement of any kind, except for without the consent of Purchaser, which will not be unreasonably delayed or withheld, budgeted capital expenditures not exceeding $25,000 individually and $100,000 in the aggregate;

(d) grant or sell any option or right to purchase any of the Purchased Assets that are material to the Business individually or in the aggregate;

(e) (i) grant any material increase in the compensation of any Transferred Employees, except for increases in the compensation of such employees (A) in the ordinary course of business, (B) required as a result of collective bargaining or other agreements with such employees as in effect on the date hereof or (C) as required by applicable Law or by any Seller Plan as in effect on the date hereof, or (ii) hire new employees, or (iii) enter into, adopt or amend any Seller Plan, other than in the ordinary course of business or as required by applicable Law;

(f) cancel, compromise, release or assign any material indebtedness owed to it or any material claims held by it, or any material rights that would otherwise be part of the Purchased Assets or Business;

(g) terminate (other than by expiration) or amend or modify (other than by automatic extension or renewal if deemed an amendment or modification of any such Contract) in any material respect the terms of any Assumed Material Contract;

(h) sell, transfer, license or otherwise convey or dispose of any Transferred Business Intellectual Property, other than in the ordinary course of business;

(i) enter into any material financing arrangement, agreement or undertaking with any customer of the Business or any financial institution, leasing company or similar business that permits recourse to Purchaser or any of its Subsidiaries which would constitute an Assumed Liability, other than such amounts that are not material individually or in the aggregate and that are entered into in the ordinary course of business;

(j) mortgage or pledge any of the Purchased Assets or subject any of the Purchased Assets to any Lien (other than Permitted Liens), other than in the ordinary course of business;

(k) make any changes in the pricing, billing, collection, reimbursement, discount or warranty policies, practices and procedures for the Business or its operations, other than non-material changes in the ordinary course of business;

(l) institute or settle any material legal proceeding with respect to the Business;

(m) take any action to cause the Purchased Assets not to be in good repair, order, and condition, reasonable wear and tear excepted, or cancel or terminate the insurance with respect to the Business;

(n) establish, adopt, or enter into any Seller Plan or any plan, agreement, program, policy, trust, fund, or other arrangement that could be an Seller Plan that would impose any Liability on Purchaser after the Closing;

(o) make any new, or change any existing, Tax elections, in each case, that would impose a Tax Liability on Purchaser after the Closing;

(p) take any action to cause the Purchased Assets or the Business to not comply in all material respects with all Laws and all orders of any Governmental Authorities applicable thereto;

(q) agree in writing or otherwise to take any of the foregoing actions; or

(r) take or suffer to be taken any action that would result in any breach of any representation or warranty set forth in Section 4.16(b) if such representations and warranties were made through the Closing Date.

6.2 Investigation of Business; Confidentiality.

(a) Until the Closing, Seller shall, and shall cause its Subsidiaries to, permit Purchaser, its Designees and their respective authorized agents or representatives to have reasonable access to the properties, books, records and the employees of the Business at reasonable hours to review information and documentation and ask questions relative to the properties, books, Contracts, commitments and other records of the Business and to conduct any other reasonable investigations; provided, that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Seller and its Subsidiaries, shall comply with the reasonable security and insurance requirements of Seller and any Subsidiary and shall be at Purchaser’s and its Designees’ sole risk and expense. Notwithstanding the foregoing, Seller and its Subsidiaries shall have no obligation to disclose any information, the disclosure of which is subject to a confidentiality obligation in favor of any third party; provided, that, Purchaser is informed of the confidential nature of such information. All requests for access to the offices, properties, books and records of Seller and its Subsidiaries shall be made to such representatives of Seller or any Subsidiary as Seller shall designate upon reasonable prior notice to Purchaser, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Purchaser, its Designees nor any of their respective Affiliates, agents or representatives shall contact any of the employees, customers (including dealers and distributors), suppliers, joint venture partners or other Subsidiaries or Affiliates of Seller in connection with the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such representatives of Seller or any Subsidiary, such authorization not to be unreasonably withheld or delayed.

(b) The parties hereto expressly acknowledge and agree that this Agreement and its terms and all information, whether written or oral, furnished by either party to the other party or any Affiliate of such other party in connection with the negotiation of this Agreement (“Confidential Information”) shall not be treated as “Confidential Information” under that certain letter agreement between the parties executed in May of 2007.

(c) Effective as of the Closing, Seller shall, or shall cause its applicable Subsidiary to, release the Transferred Employees from any confidentiality obligations they may have to Seller (or a Subsidiary thereof) with respect to trade secrets, confidential information and other information that relates to the Business, but only to the extent such information does not also relate to any other business or assets of Seller (or a Subsidiary thereof) not transferred to Purchaser (or a Designee) under this Agreement, or any other Transaction Documents.

6.3 Necessary Efforts; No Inconsistent Action.

(a) Subject to Section 6.3(b) and the terms and conditions hereof, Seller and the Other Sellers and Purchaser and its Designees agree to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Transaction Documents and to cause the conditions to each party’s obligation to close the transactions contemplated hereby as set forth in Article VII to be satisfied, including using all reasonable efforts to obtain (i) all licenses, certificates, permits, approvals, clearances, expirations or terminations of applicable waiting periods, authorizations, qualifications and orders of any Governmental Authority required for the satisfaction of the conditions set forth in Section 7.1(b), and (ii) all other Consents necessary in connection with the consummation of the transactions contemplated by the Transaction Documents. Each of Seller and the Other Sellers and Purchaser and its Designees agree that (1) no contact will be initiated with, or Consent sought from, any Governmental Authority (other than in respect to compliance with applicable Antitrust Regulations) prior to the Closing Date without the written consent of the other party, such consent not to be unreasonably withheld or delayed, and (2) each party will be given prior notice of and a reasonable opportunity to consult with the other party regarding contacts with Governmental Authorities regarding antitrust or merger control matters. The parties hereto shall cooperate fully with each other to the extent necessary in connection with the foregoing.

(b) Purchaser and Seller shall timely and promptly make all filings which may be required for the satisfaction of the condition set forth in Section 7.1(b) by each of them in connection with the consummation of the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each of Seller and Purchaser shall file Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other similar filings under Antitrust Regulations in the United States, any state thereof, any foreign country or the European Union as promptly as practicable following the date of this Agreement. In addition, Purchaser and Seller agree, and shall cause each of the Other Sellers and Designees, as applicable, to cooperate and to use all necessary efforts and take all actions necessary to obtain any Governmental Authority Consents required for the Closing (including through compliance with the HSR Act and any applicable foreign governmental reports, applications or notifications required by the Antitrust Regulations), to respond to any requests for information from any Governmental Authority, and to avoid or overcome any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or could restrict, prevent or prohibit, the consummation of the transactions contemplated by this Agreement. Each party shall furnish to the other such necessary information and assistance as the other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority. Except as prohibited or restricted by Law or any Antitrust Regulations, each party or its attorneys shall provide the other party or its attorneys the opportunity to make copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or its representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby; provided, however, that neither party shall be obligated to provide copies of its “Item 4(c) documents” under the HSR Act to the other. Without in any way limiting the foregoing, the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other Antitrust Regulation.

(c) Each of Purchaser and Seller shall notify and keep the other advised as to (i) any material communication from the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority regarding any of the transactions contemplated hereby, (ii) any litigation or administrative proceeding pending and known to such party, or to its knowledge threatened, which challenges, or would challenge, the transactions contemplated hereby and (iii) any event or circumstance that, to its knowledge, could reasonably be expected to result in the nonfulfillment of any condition set forth in Article VII; and provided however, that neither Purchaser nor Seller may separately recover pursuant to Article IX for both a breach of this Section 6.3(c) and any related breach of the relevant representation or warranty. Subject to the provisions of Article X, Seller and Purchaser shall not take any action inconsistent with their obligations under this Agreement or, without prejudice to Purchaser’s rights under this Agreement, which would materially hinder or delay the consummation of the transactions contemplated by this Agreement.

6.4 Public Disclosures.

Unless otherwise required by securities or other Laws or the rules and regulations of any stock exchange or quotation service on which such party’s stock is traded or quoted, prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of any party or its Affiliates without the prior approval (which approval shall not be unreasonably withheld or delayed) of the content by the other party. If in the judgment of either party such a news release or public announcement is required by Law or the rules or regulations of any stock exchange on which such party’s stock is traded or quoted, the party intending to make such release or announcement shall provide prior notice to the other party of the contents of such release or announcement and shall consult with the other party with respect thereto, to the extent practicable. Seller and Purchaser agree and acknowledge that each of Seller and Purchaser will promptly file after the execution of this Agreement a current report on Form 8-K with the Securities and Exchange Commission with respect to this Agreement and this Agreement shall be publicly filed with the Securities and Exchange Commission by each such party as a material contract under Item 601 of Regulation S-K.

6.5 Access to Records and Personnel.

(a) Until the seventh anniversary of the Closing Date, each of Seller and Purchaser agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting party’s sole expense, any information in the possession or under the control of such party that the requesting party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities Laws) by a Governmental Authority (including any Tax authority) having jurisdiction over the requesting party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement; provided, however, that in the event that any party determines that any such provision of information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client, or other similar privilege, the parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Until the seventh anniversary of the Closing Date, each of Seller and Purchaser shall provide, or cause to be provided, to the other party in such form as such requesting party shall reasonably request, at no charge to such party, all financial and other data and information as such party reasonably determines to be necessary or advisable in order to prepare its financial statements and reports or filings, including Tax Returns, with any Governmental Authority; provided, however, that no party shall be required to provide or cause to be provided any financial or other data or information if doing so would result in an undue burden on such party or require the incurrence of an unreasonable expense by such party. Seller shall fully cooperate with and assist Purchaser and its employees, auditors, advisors, attorneys, agents and representatives to the extent necessary in connection with (i) the preparation of any financial statements (including pro forma financial statements) required to be prepared, filed or presented by Purchaser with respect to the Business or the transactions contemplated by this Agreement by any Governmental Authority, securities or other Laws or the rules of any stock exchange applicable to Purchaser; and (ii) any statement or certification with respect thereto required to be made by any officer or agent of Purchaser under applicable securities or other Laws or the regulation of any stock exchange applicable to Purchaser, and will cause the employees, auditors, advisors, attorneys, agents and representatives of Purchaser to have access at all reasonable times to the personnel, properties, books, records, data, and work papers of Seller, the Other Sellers and their auditors for such purposes.

(c) Any information owned by a party that is provided to a requesting party pursuant to this Section 6.5 shall be deemed to remain the property of the providing party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(d) Except as otherwise provided herein, each of Seller and Purchaser agrees to use its reasonable commercial efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business and the Purchased Assets in their respective possession or control for a commercially reasonable period of time, consistent with their regular document retention policies, following the Closing Date or for such longer period as may be required by Law or until the expiration of the relevant representation or warranty under any of the Transaction Documents and the resolution of any related claim of indemnification related thereto.

(e) No party shall have any liability to any other party in the event that any information exchanged or provided in good faith pursuant to this Section 6.5 is found to be inaccurate. No party shall have any liability to any other party if any information is destroyed or lost after reasonable commercial efforts by such party to comply with the provisions of Section 6.5(d).

(f) The rights and obligations granted under this Section 6.5 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in this Agreement.

(g) Nothing in this Section 6.5 shall require either party to violate any binding and enforceable agreement entered into prior to the date of this Agreement with any third parties regarding the confidentiality of confidential and proprietary information; provided, however, that in the event that either party is required under this Section 6.5 to disclose any such information, that party shall use all commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information.

6.6 Employee Relations and Benefits.

(a) Prior to the Closing, Purchaser or one of its Designees shall offer employment to the employees of the Business set forth in Section 6.6(a) of the Disclosure Letter (the “Transferred Employees”) effective on the Closing Date on the terms and conditions of employment with respect to salary, bonus opportunity and position as determined by Purchaser in its sole discretion, subject to Purchaser’s obligation to assume all liabilities and obligations to provide severance to Transferred Employees as disclosed in Section 6.6(a) of the Disclosure Letter.

(b) Purchaser shall assume and shall indemnify Seller and its Subsidiaries against all liabilities and obligations to provide any severance to (i) any Transferred Employee who is not offered employment by Purchaser or one of its Subsidiaries pursuant to this Section 6.6(a), (ii) any Transferred Employees who are entitled to severance due to Purchaser’s noncompliance with any provisions of this Section 6.6, and (iii) except as otherwise provided in this Section 6.6, any Transferred Employee whose employment is terminated by Purchaser or its Designee within 12 months following the Closing Date.

(c) Seller and its Subsidiaries shall not engage in any activity intended to discourage any Transferred Employee from accepting an offer of employment from Purchaser or its Designees and shall use commercially reasonable efforts to provide that Transferred Employees will not be offered employment by businesses of Seller or any Subsidiary (other than the Business) after the date hereof and prior to the Closing Date; provided, however, that Seller and its Subsidiaries shall be permitted to take any action they are legally required to take in order to comply with employment Laws.

(d) Seller shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred by such Transferred Employees or their covered dependents prior to the Closing Date. Seller shall retain no responsibility, and Purchaser shall assume sole responsibility, for expenses and benefits with respect to claims incurred by Transferred Employees who accept its offer of employment with Purchaser or their covered dependents on or after the Closing Date. For purposes of this paragraph, a claim is deemed incurred, in the case of medical or dental benefits, when the services or supplies or medications that are the subject of the claim are performed or provided, as applicable; in the case of life insurance, when the death occurs; and in the case of short-term and long-term disability benefits, when the disability occurs.

(e) Purchaser shall have full responsibility for compliance with those provisions of the Worker Adjustment and Retraining Notification Act of 1988, as amended that are binding upon the Purchaser under such Law with respect to the Transferred Employees, and shall indemnify Seller for any Liabilities and Losses related thereto. Seller and the Other Sellers shall not terminate any Transferred Employee, other than for cause. Prior to and following the Closing, Seller and the Other Sellers and Purchaser will reasonably and in good faith consult with each other with respect to (i) any termination by Seller or any Other Seller of any employee of Seller and the Other Sellers other than Transferred Employees and (ii) any termination of Transferred Employees by Purchaser, in each case the termination of whom would reasonably be expected to result in state or federal WARN Act liability to Purchaser, in the case of (i), or Seller, in the case of (ii).

(f) Purchaser shall not assume any equity compensation awards granted by Seller to Transferred Employees pursuant to any Seller Plans.

(g) The provisions of this Section 6.6 are exclusively for the benefit of Seller and Purchaser, in order to help ensure a smooth transition of business operations via continuity of service by Transferred Employees familiar with the Business, and to clarify Seller’s and Purchaser’s related rights and responsibilities regarding the Transferred Employees who accept offers of employment with Purchaser. Nothing in this Section 6.6 confers or is intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

6.7 Post-Closing Arrangements.

(a) At the Closing, the applicable parties shall execute and deliver a Transition Services Agreement.

(b) At the Closing, subject to Section 7.3(e), Purchaser and its Designee and Seller or the applicable Other Seller shall execute and deliver a sublease for a portion of the Business Facilities substantially in the form attached hereto as Exhibit D (the “Real Property Sublease”) or otherwise cause the condition set forth in Section 7.3(e) to be fulfilled.

(c) At the Closing, the applicable parties shall execute and deliver a Hosting and Co-Location Services Agreement.

(d) At the Closing, each of Seller and Purchaser shall execute and deliver (and, if applicable, cause each Other Seller, Designee or Affiliate, to execute and deliver) the intellectual property license agreement from Purchaser to Seller in the form attached hereto as Exhibit E-1 (the “Purchaser License Agreement”) and the intellectual property license agreement from Seller to Purchaser in the form attached hereto as Exhibit E-2 (the “Seller License Agreement”).

(e) At the Closing, the applicable parties shall execute and deliver a Directory Services Agreement (the “Directory Services Agreement”), Local Search Agreement (the “Local Search Agreement”) and Web Search Agreement (the “Web Search Agreement”) consistent with the terms and conditions set forth in the term sheet attached hereto as Exhibit F.

(f) Seller covenants and agrees that after the Closing it will cause the assumption by any successor Person of the Directory Services Agreement to be an integral part of any Seller Major Transaction.

6.8 Non-Solicitation.

Seller agrees that for a period of one year from and after the Closing Date it shall not, and it shall cause and each of its Subsidiaries not to, without the prior written consent of Purchaser, solicit to hire (or cause or seek to cause to leave the employ of Purchaser or any of its Subsidiaries) (i) any Transferred Employee or (ii) any Person employed by Purchaser or its Designee who became known to or was identified to Seller or any Subsidiary in connection with the transactions contemplated by this Agreement, unless, in each of the foregoing, such Person ceased to be an employee of Purchaser or its Subsidiaries prior to such action by Seller or any Subsidiary, or, in the case of such Person’s voluntary termination of employment with Purchaser or any of its Subsidiaries, at least three months prior to such action by Seller or any Subsidiary.

(b) Purchaser agrees that for a period of one year from and after the Closing Date it shall not, and it shall cause its Subsidiaries not to, without the prior written consent of Seller, solicit to hire (or cause or seek to cause to leave the employ of Seller or any Subsidiary) (i) any Person employed by Seller or any Subsidiary immediately following the Closing (other than any Transferred Employees) or (ii) any Person employed by Seller or any Subsidiary who became known to or who was identified to Purchaser or any of its Designees in connection with the transactions contemplated by this Agreement (other than any Transferred Employees), unless, in each of the foregoing, such Person ceased to be an employee of Seller or any Subsidiary prior to such action by Purchaser or any of its Subsidiaries, or, in the case of such Person’s voluntary termination of employment with Seller or any Subsidiary, at least three months prior to such action by Purchaser or any of its Subsidiaries.

(c) Notwithstanding the foregoing, the restrictions set forth in Sections 6.8(a) and 6.8(b) shall not apply to (i) bona fide public advertisements for employment placed by any party and not specifically targeted at the employees of any other party or (ii) an employee’s contact of any party on his or her own initiative (which is contemporaneously documented) without any direct or indirect solicitation by or encouragement from such party. Sections 6.8(a) and 6.8(b) shall not apply to any Person who is hired by Seller or Purchaser or any of their Subsidiaries (i) pursuant to any existing agreement with employee representatives (such as a works council agreement) by which Seller, Purchaser or any such Subsidiary are bound or (ii) as a result of actions required to be taken by Seller, Purchaser or any such Subsidiary in order to comply with local employment Laws.

6.9 Insurance Matters.

Purchaser acknowledges that the policies and insurance coverage maintained on behalf of the Business are part of the corporate insurance program maintained by Seller (the “Seller Corporate Policies”), and such coverage will not be available or transferred to Purchaser. In furtherance and not in limitation of the foregoing, Purchaser agrees not to bring any claim for recovery under any of the Seller Corporate Policies, whether or not Purchaser or any other Person may be so entitled in accordance with the terms of such Seller Corporate Policies.

6.10 Tax Matters.

(a) Transfer Taxes.

(i) All transfer, documentary, sales, use, registration, filing, recordation (including the cost of recording the assignment or transfer of Intellectual Property), ad valorem, value added, bulk sales, stamp duties, excise, license or similar fees or taxes payable in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”) shall be borne one half by Seller and one half by Purchaser. Seller or Purchaser, as applicable, shall pay to the other party its portion of any Taxes which such other party is required to remit pursuant to this Section 6.10(a) no later than five Business Days prior to the date such Taxes are due. Seller and Purchaser shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes.

(ii) Any Tax Returns that must be filed in connection with any Transfer Taxes shall be prepared by the party that customarily has primary responsibility for filing such Tax Returns pursuant to the applicable Laws under and according to which the respective Tax Returns are due to be filed. For Tax Returns required to be prepared by Seller or any Other Seller pursuant to this Section 6.10(a)(ii), Seller shall collect one half of such Transfer Taxes from Purchaser and pay the entire Transfer Taxes shown on such Tax Return. Seller shall use its reasonable best efforts to provide to Purchaser any Tax Returns which it is required to prepare and file at least ten Business Days before such Tax Returns are due to be filed. Such Tax Returns shall be consistent with the allocation of the Purchase Price as determined pursuant to Section 3.4.

(b) Tax Returns and Payment of Taxes.

(i) Seller shall remit when due or cause to be remitted when due any amount of Taxes due in connection with the Purchased Assets and the Transferred Business Intellectual Property Rights for any taxable period or any portion thereof ending on or before the Closing Date. Seller shall duly file or cause to be duly filed, any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence.

(ii) Purchaser shall remit when due or cause to be remitted when due any amount of Taxes due in connection with the Purchased Assets and the Transferred Business Intellectual Property Rights for any taxable period or any portion thereof beginning after the Closing Date (including any property Taxes assessed before the Closing Date which wholly relate to a period beginning after the Closing Date). Purchaser shall prepare and duly file or cause to be prepared and duly filed, any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence.

(iii) Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns with respect to the Purchased Assets and the Transferred Business Intellectual Property Rights for taxable periods which begin before the Closing Date and end after the Closing Date (a “Straddle Period”). Seller shall pay to Purchaser no later than five days before the date on which Taxes are due with respect to a Straddle Period an amount equal to the portion of such Taxes which relates to the portion of such Straddle Period ending on the Closing Date. In the case of any property Taxes for a Straddle Period which have been paid by Seller before the Closing Date, such Taxes shall be allocated as set forth below and Purchaser shall pay to Seller the portion of such Taxes allocated to the portion of the tax period beginning after the Closing Date. For purposes of this Section 6.10(b)(iii), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such taxable period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire taxable period, provided that appropriate adjustments shall be made for acquisitions and dispositions and other transactions not in the ordinary course of business, and (y) in the case of any Tax based upon or related to income or receipts deemed to be equal to the amount which would be payable if the relevant taxable period ended on and included the Closing Date. Any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practice of Seller (except as otherwise required by Law).

(c) Cooperation and Assistance.

(i) The parties shall cooperate with each other in the filing of any Tax Returns and the conduct of any Tax audit or other proceeding. They each shall execute and deliver such powers of attorney and make available such other documents as are reasonably necessary to carry out the intent of this Section 6.10.

(ii) If either party is liable under this Section 6.10 for any portion of a Tax shown due on any Tax Return required to be filed by the other party pursuant to this Section 6.10, the party obligated to file such Tax Return pursuant to this Section 6.10 shall deliver a copy of the relevant portions of such Tax Return (taking into account any extensions, if applicable) to the liable party. If the parties disagree as to the treatment of any item shown on such Tax Return or with respect to any calculation with respect to any Tax Return to be filed pursuant to this Section 6.10, an independent public accounting firm acceptable to both Seller and Purchaser shall determine, consistent with Seller’s past practice (except as otherwise required by Law), how the disputed item is to be treated on such Tax Return.

(iii) Upon reasonable request or upon payment, each party shall deliver to the tax director of the other party certified copies of all receipts for any foreign Tax with respect to which such other party or any of its Affiliates could claim a foreign tax credit and any supporting documents in the possession or control of such party required in connection with claiming or supporting a claim for such a foreign tax credit.

(iv) Each party shall give any other party reasonable access to all such records, documents, accounting data and other information as well as to its personnel and premises to the extent necessary for a reasonable review or a tax audit of such Tax Returns and relevant to an obligation under this Section 6.10.

(d) Tax Controversies. A party shall promptly notify the other party in writing upon (but in no event later than 30 days following) receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other party (or any of its Affiliates) is liable under Section 6.10 (a “Notification”). Failure to give such Notification shall not relieve the indemnifying party from liability under this Section 6.10, except if and to the extent that the indemnifying party is actually prejudiced thereby. Each party shall be entitled to take control of the complete defense of any tax audit or administrative or court proceeding (a “Tax Claim”) relating to Taxes for which it may be liable, and to employ counsel of its choice at its expense; provided, that Seller and Purchaser shall jointly control the defense of any Tax Claim relating to Taxes with respect to a Straddle Period for which Taxes are allocated to both Seller and Purchaser under Section 6.10(b)(iii). Notwithstanding the immediately preceding sentence, each party shall be entitled to take control of the complete defense of any Tax Claim relating to Taxes for which it is obligated to file a Tax Return (but does not have any indemnification obligation hereunder) under this Section 6.10 (or by Law), and to employ counsel of its choice at its expense; provided, that such party unconditionally releases in writing the other party from its indemnification obligation hereunder with respect to such Tax Claim; provided further, that such party shall take control of such Tax Claim within 60 days of the earlier of (x) the date on which such Notification is provided or (y) the date such Notification is due pursuant to the first sentence of this Section 6.10. If one party takes control of any such audit or proceeding, the other party shall be entitled to participate, at its expense, in the defense of such audit or proceeding, and the party controlling such audit or proceeding shall consider in good faith any suggestions made or points raised by the other party. Neither party may agree to settle any claim for Taxes for which the other may be liable without the prior written consent of such other party, which consent shall not be unreasonably withheld.

(e) Tax Indemnity. Each party shall indemnify and hold harmless the other party from all Losses arising with respect to Taxes for which it is responsible under this Agreement, including, without limitation, indemnification by Seller of Purchaser for all Losses relating to Taxes that are not Assumed Liabilities or otherwise specifically allocated to Purchaser under this Agreement. The indemnity provided in this Section 6.10(e) is not subject to the limitations on indemnification set forth in Section 9.2 of this Agreement.

(f) Conflicts. This Section 6.10 shall govern to the extent it would otherwise be inconsistent with Section 9.3.

6.11 Notice of Breaches; Supplemental Information.

(a) From the date of this Agreement until the Closing, Seller shall use commercially reasonable efforts to deliver to Purchaser supplemental information concerning events or circumstances occurring subsequent to the date of this Agreement which would render any representation or warranty in this Agreement or the Disclosure Letter inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Disclosure Letter.

(b) From the date of this Agreement until the Closing, Purchaser shall use commercially reasonable efforts to deliver to Seller supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in this Agreement inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement.

(c) Seller will promptly give written notice to Purchaser, and Purchaser will promptly give written notice to Seller, of any occurrence or non-occurrence of any fact or event that would reasonably be expected to cause the failure of Seller or its Affiliates or Purchaser or its Affiliates, as the case may be, to comply with or satisfy, in any material respect, any condition to Closing pursuant to Article VII.

(d) Prior to the Closing, the Seller will deliver to Purchaser, within 30 days of the end of each month, an unaudited pro forma income statement and a statement of cash flows and balance sheet of the Business for and as of the end of such month, in reasonable detail and consistent with the Business Financial Statements and prepared from the books and records of Seller and its Subsidiaries.

6.12 Mail Handling.

Effective as of the Closing Date, Purchaser and its Affiliates shall have the right to open all mail and packages delivered to it that is addressed to Seller or any of the Other Sellers relating to the Business, the Purchased Assets, the Transferred Business Intellectual Property Rights or the Assumed Liabilities. To the extent that Purchaser or any of its Subsidiaries receives any mail or packages addressed to Seller or any Subsidiary and delivered to Purchaser or any of its Affiliates not relating to the Business, the Purchased Assets, the Transferred Business Intellectual Property Rights or the Assumed Liabilities, Purchaser shall promptly deliver such mail or packages to Seller. After the Closing Date, Purchaser may deliver to Seller any checks or drafts made payable to Seller or any Other Seller that constitutes a Purchased Asset, and Seller shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse Purchaser within five Business Days for the amounts of all such checks or drafts, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. To the extent Seller or any Other Seller receives any mail or packages addressed and delivered to Seller but relating to the Business, the Purchased Assets, the Transferred Business Intellectual Property Rights or the Assumed Liabilities, Seller shall, or shall cause any Other Seller to, promptly deliver such mail or packages to Purchaser. After the Closing Date, to the extent that Purchaser or any of its Affiliates receives cash, checks or drafts made payable to Purchaser that is not a Purchased Asset, Purchaser shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Seller within five Business Days for such amount received, or, if so requested by Seller, endorse such checks or drafts to Seller for collection.

6.13 Restriction on Competition.

In consideration of the benefits received by Seller and the Other Sellers pursuant to the transactions contemplated by this Agreement, Seller agrees that for a period of five years from and after the Closing Date, it shall not, and it shall cause its Subsidiaries not to, without the prior written consent of the Purchaser (which consent may be withheld in the sole and absolute discretion of Purchaser), launch a directory site equivalent to “switchboard.com” anywhere in the world. Seller represents to and for the benefit of Purchaser that Seller and its Subsidiaries are willing and able to engage in businesses that are not restricted pursuant to this Section 6.13 and that enforcement of this restrictive covenant will not be unduly burdensome to Seller and its Subsidiaries. Seller acknowledges that its agreement to the restrictive covenant set forth in this Section 6.13 is a material inducement and condition to Purchaser’s willingness to enter into this Agreement and the other Transaction Documents, to consummate the transactions contemplated hereby and to perform its respective obligations hereunder. Seller acknowledges and agrees that the restrictive covenant and remedies set forth in this Section 6.13 are reasonable as to time, geographic area and scope of activity and do not impose a greater restraint than is necessary to protect the goodwill and legitimate business interests of Purchaser and its Subsidiaries. Seller acknowledges that Purchaser and its Subsidiaries have a worldwide market and therefore need a worldwide geographic restriction. Seller acknowledges and agrees that Purchaser would be irreparably harmed by any violation of the restrictive covenant set forth in this Section 6.13 and that, in addition to all other rights and remedies available to Purchaser at law or in equity, Purchaser will be entitled to injunctive and other equitable relief to prevent or enjoin any such violation, without necessity of posting a bond. If Seller or any of its Subsidiaries violates this Section 6.13, the period of time during which the provisions thereof are applicable will automatically be extended for a period of time equal to the time that such violation began until such violation permanently ceases. Notwithstanding the foregoing, if the restrictive covenant set forth in this Section 6.13 is found by a court of competent jurisdiction to contain limitations as to time, geographic area or scope of activity that are not reasonable or not necessary to protect the goodwill or legitimate business interests of Purchaser and its Subsidiaries, then such court is hereby authorized and directed to reform such provisions to the minimum extent necessary to cause the limitations contained in this Section 6.13 as to time, geographical area and scope of activity to be reasonable and to impose a restraint that is not greater than necessary to protect the goodwill and legitimate business interests of Purchaser and its Subsidiaries.

6.14 Destruction of Directory Technology Elements.

Seller will diligently endeavor to locate and destroy all copies of all Directory Technology Elements in its possession promptly and as is commercially reasonable and consistent with Seller’s other contractual obligations under the Transition Services Agreement and the Hosting and Co-Location Agreements with the Purchaser following the Closing, and Seller shall continue to promptly destroy any copies subsequently discovered except that Seller will be permitted to make and retain copies of Shared Routines that, as of September 13, 2007, were part of Directory Technology Elements and to make and retain copies of Shared Routines that are used by Directory Technology Elements. Seller will deliver to Purchaser written certification of such destruction signed by an executive officer of Seller responsible for such destruction within 30 days of the completion of such destruction. Seller will represent and warrant that the Shared Routines that Seller will retain cannot, without additional code, be combined or used to enable Seller to have retained the Directory Technology Elements.

6.15 Agreement to Cooperate.

In connection with the Contract listed in Section 6.15 of the Disclosure Letter, if the entity listed in Section 6.15 of the Disclosure Letter indicates that it will not provide its advertisers to be displayed on the Switchboard network of sites after Closing, Seller and Purchaser will work together in good faith before Closing to ensure that Purchaser’s advertisers can be displayed on the Switchboard network of sites as soon after Closing as is practical.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions Precedent to Obligations of Purchaser and Seller.

The respective obligations of the parties hereto to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by the party for whose benefit such condition exists) at or prior to the Closing Date of each of the following conditions:

(a) No Injunction, etc. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is in effect on the Closing Date, or shall have threatened to seek any such Law, which has or would have the effect of prohibiting the transactions contemplated by the Transaction Documents or making such transactions illegal; and

(b) Regulatory Authorizations. (i) All Consents of any Governmental Authorities shall have been obtained, and (ii) the applicable waiting period under the HSR Act (or any other applicable Antitrust Regulation, as mutually agreed) shall have expired or been terminated.

7.2 Conditions Precedent to Obligation of Seller.

The obligation of Seller to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Seller) at or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Purchaser’s Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall be true and correct on the date of this Agreement and on the Closing Date as though made on the Closing Date (other than those representations and warranties which speak of an earlier date, which representations and warranties shall have been true and correct as of such earlier date), except in each case for such failures to be true and correct which have not had, and are not reasonably likely to have, a Purchaser Material Adverse Effect (it being agreed that any materiality qualifications in particular representations and warranties shall be disregarded in determining whether any such inaccuracies would have such a Purchaser Material Adverse Effect for purposes of this Section 7.2(a)), and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(b) Covenants of Purchaser. Purchaser shall have complied in all material respects with all covenants contained in this Agreement to be performed by it prior to the Closing; and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(c) Ancillary Agreements. Purchaser shall have executed and delivered or caused its relevant Affiliates to execute and deliver, the agreements and documents contemplated by Section 2.3 to which they are a party.

(d) Purchaser License Agreement. Purchaser shall have executed and delivered the Purchaser License Agreement.

(e) Transition Services Agreement. Purchaser shall have executed and delivered the Transition Services Agreement.

(f) Hosting and Co-Location Services Agreement. Purchaser shall have executed and delivered the Hosting and Co-Location Services Agreement.

(g) Web Search Agreement. Purchaser shall have executed and delivered the Web Search Agreement.

7.3 Conditions Precedent to Obligation of Purchaser.

The obligation of Purchaser to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Representations and Warranties of Seller. The representations and warranties of Seller contained in this Agreement shall be true and correct on the date of this Agreement and on the Closing Date as though made on the Closing Date (other than those representations and warranties which speak of an earlier date, which representations and warranties shall have been true and correct as of such earlier date), except in each case for such failures to be true and correct which have not had, and are not reasonably likely to have, a Seller Material Adverse Effect (it being agreed that any materiality qualifications in particular representations and warranties shall be disregarded in determining whether any such inaccuracies would have such a Seller Material Adverse Effect for purposes of this Section 7.3(a)); and Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

(b) Covenants of Seller. Seller and the Other Sellers shall have complied in all material respects with all covenants contained in this Agreement to be performed by it prior to the Closing; and Purchaser and its Affiliates shall have received a certificate signed by an authorized officer of Seller and each Other Seller to such effect.

(c) Ancillary Agreements. Seller shall have executed and delivered or caused the relevant Other Sellers to execute and deliver, the agreements and documents contemplated by Section 2.3 to which they are a party.

(d) Seller License Agreement. Seller shall have executed and delivered the Seller License Agreement.

(e) Real Property Sublease. Seller shall have made available to Purchaser not less than the highest number of contiguous square feet of floor space in the premises in Bellevue, Washington, used in the Business at any time during the last six months, from the Closing Date through June 30, 2008 for no cost (including exit, moving, finish-out or termination costs) with such facilities as are necessary to enable Purchaser to continue uninterrupted on a turn-key basis the operation of the Business 24 hours a day, 7 days a week consistent with past practices during such period. This condition may be fulfilled by Seller’s execution and delivery of the Real Property Sublease.

(f) Transition Services Agreement. Seller shall have executed and delivered the Transition Services Agreement.

(g) Hosting and Co-Location Services Agreement. Seller shall have executed and delivered the Hosting and Co-Location Services Agreement.

(h) Commercial Agreements. Seller shall have executed and delivered the Directory Services Agreement, the Local Search Agreement, and the Web Search Agreement in such form and substance as are reasonably satisfactory to Purchaser.

(i) Consents. The Consents set forth in Section 7.3(i) of the Disclosure Letter shall have been obtained.

(j) Patent Covenant Not to Sue. Seller shall have executed and delivered the Patent Covenant Not to Sue.

(k) Deliverables. Purchaser shall have received (i) a certificate executed by the Secretary of Seller, certifying as of the Closing a true and correct copy of the organizational documents of Seller and the Other Sellers; and (ii) executed lien release agreements releasing all Liens, except for Permitted Liens, on the Purchased Assets in form and substance reasonably satisfactory to Purchaser.

ARTICLE VIII

CLOSING

8.1 Closing Date.

Unless this Agreement shall have been terminated and the transactions herein shall have been abandoned pursuant to Article X, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, in Palo Alto, California at 10:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing, no later than two Business Days after all of the conditions in Article VII have been satisfied or waived (other than those conditions which by their nature are to be satisfied or waived at the Closing). The effective time of the Closing for Tax, operational and all other matters shall be deemed to be 12:01 a.m., Central Standard Time, on the Closing Date (as defined). The date on which the Closing actually occurs is sometimes referred to herein as the “Closing Date.”

8.2 Purchaser Obligations.

At the Closing, Purchaser and its Affiliates shall execute and deliver to Seller the following in such form and substance (except for clause (a)) as are reasonably acceptable to Seller:

(a) the Purchase Price as provided in Section 3.2;

(b) the documents described in Section 7.2;

(c) such instruments of conveyance with respect to the Purchased Assets and Assumed Liabilities as are referred to in Section 2.3 and such other assignment and conveyance documents as shall be necessary to convey the Purchased Assets and consummate the other transactions contemplated hereby in each jurisdiction; and

(d) such other documents and instruments as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions described herein.

8.3 Seller Obligations.

At the Closing, Seller shall execute and deliver to Purchaser, or Seller shall cause one or more of the Other Sellers to execute and deliver to Purchaser, the following in such form and substance as are reasonably acceptable to Purchaser:

(a) the documents described in Section 7.3;

(b) such instruments of conveyance with respect to the Purchased Assets and Assumed Liabilities as are referred to in Section 2.3 and such other assignment and conveyance documents as shall be necessary to convey the Purchased Assets and consummate the other transactions contemplated hereby in each jurisdiction; and

(c) such other documents and instruments as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions described herein.

ARTICLE IX

INDEMNIFICATION

9.1 Indemnification.

(a) Following the Closing and subject to the terms and conditions of this Article IX, Seller shall and shall cause the Other Sellers, collectively with Seller, to jointly and severally indemnify, defend and hold harmless Purchaser and its Affiliates and their respective officers, directors, employees, stockholders, representatives, agents, assigns and successors (each, a “Purchaser Indemnified Party”) from and against, and shall reimburse each Purchaser Indemnified Party for, all Losses imposed upon or incurred by such Purchaser Indemnified Party (“Purchaser Losses”), with respect to (i) any breach of any representation or warranty of Seller or any Other Seller set forth in this Agreement, (ii) any breach or failure to perform by Seller or any Other Seller of any covenant or agreement made by Seller or any Other Seller in this Agreement; and (iii) any Liabilities of Seller, the Other Sellers or the Business, other than the Assumed Liabilities. Purchaser shall not be entitled to recover more than once for the same Purchaser Loss or for any liability reflected on the Final Working Capital. The indemnification obligations of Seller and Other Sellers set forth in this Section 9.1(a) are in addition to, and not in lieu of, any indemnification obligations of such parties in any Ancillary Agreements, Transaction Documents or any other agreement by Seller or the Other Sellers for the benefit of any Purchaser Indemnified Party.

(b) Following the Closing and subject to the terms and conditions provided in this Article IX, Purchaser shall indemnify, defend and hold harmless Seller and the Other Sellers and their respective officers, directors, employees, stockholders, representatives, agents, assigns and successors (each, a “Seller Indemnified Party”) from and against, and shall reimburse each Seller Indemnified Party for, all Losses, imposed upon or incurred by such Seller Indemnified Party (“Seller Losses”), with respect to (i) any breach of any representation or warranty of Purchaser set forth in this Agreement, (ii) any breach of any covenant or agreement made by Purchaser in this Agreement, (iii) any of the Assumed Liabilities, and (iv) any Liability of Purchaser arising solely from its operation of the Business with respect to any period occurring on or after the Closing; provided, however, no Seller Indemnified Party shall be entitled to indemnification for any Seller Losses pursuant to this clause (iv) if any Purchaser Indemnified Party is entitled, or would have been entitled but for the expiration of the applicable survival period provided for in Section 9.2(g) or the limitation on indemnification in Section 9.2(b), for any Purchaser Losses arising out of such operation of the Business. Seller shall not be entitled to recover more than once for the same Seller Loss.

(c) For purposes of indemnification under this Section 9.1, all Seller Material Adverse Effect, Purchaser Material Adverse Effect and all other materiality qualifiers will be excluded from and given no effect in each representation and warranty and each covenant and agreement, to have the same force and effect as such qualifiers not being a part thereof for determining a breach or alleged breach.

9.2 Certain Limitations.

(a) Notwithstanding anything contained herein to the contrary, the maximum aggregate liability of Seller and the Other Sellers to all Purchaser Indemnified Parties taken together for all Purchaser Losses under Section 9.1(a)(i) by Purchaser Indemnified Parties shall be limited to a maximum of 10% of the Purchase Price, as adjusted pursuant to this Agreement. Notwithstanding the foregoing, with respect to (i) the breach or alleged breach of the representations and warranties set forth in Sections 4.1 (Corporate Existence); 4.2 (Corporate Authority), and 4.4(a) (Properties and Assets) and (ii) fraud or intentional or criminal misconduct or gross negligence by Seller or any Other Seller, in each case, such indemnification limit will not apply, but such indemnification shall be limited to 100% of the Purchase Price, as adjusted pursuant to this Agreement.

(b) Notwithstanding anything contained herein to the contrary, the maximum aggregate liability of Purchaser to all Seller Indemnified Parties taken together for all Seller Losses under Section 9.1(b)(i) by Seller Indemnified Parties shall be limited to a maximum of 10% of the Purchase Price, as adjusted pursuant to this Agreement. Notwithstanding the foregoing, with respect to (i) the breach or alleged breach of the representations and warranties set forth in Sections 5.1 (Corporate Existence) and 5.2 (Corporate Authority) and (ii) fraud or intentional or criminal misconduct or gross negligence by Purchaser, in each case, such indemnification limit will not apply, but such indemnification shall be limited to 100% of the Purchase Price, as adjusted pursuant to this Agreement.

(c) Notwithstanding anything contained herein to the contrary, Seller and the Other Sellers shall not be obligated to make any indemnification payment under Section 9.1(a)(i) unless and until the aggregate Purchaser Losses sustained by the Purchaser Indemnified Parties collectively exceed 0.5% of the Purchase Price as adjusted pursuant to this Agreement (the “Threshold”) and then any indemnification with respect to such Purchaser Losses shall be made by Seller and the Other Sellers only to the extent of such excess over such Threshold. Notwithstanding the foregoing, with respect to (i) the breach or alleged breach of the representations and warranties set forth in Sections 4.1 (Corporate Existence); 4.2 (Corporate Authority) and 4.4(a) (Properties and Assets) and (ii) fraud or willful or criminal misconduct or gross negligence by Seller or any Other Seller, such Threshold will not apply.

(d) Notwithstanding anything contained herein to the contrary, Purchaser shall not be obligated to make any indemnification payment under Section 9.1(b)(i) unless and until the aggregate Seller Losses sustained by Seller Indemnified Parties collectively exceed the Threshold, and then any indemnification with respect to such Seller Losses shall be made by Purchaser only to the extent of such excess over such Threshold. Notwithstanding the foregoing, with respect to (i) the breach or alleged breach of the representations and warranties set forth in Sections 5.1 (Corporate Existence) and 5.2 (Corporate Authority) and (ii) fraud or willful or criminal misconduct or gross negligence by Seller or any Other Seller, such Threshold will not apply.

(e) Notwithstanding anything contained herein to the contrary, for purposes of Section 9.1(a)(i), Seller shall not be obligated to make any indemnification payment with respect to any individual claim for Purchaser Losses thereunder, when taken together with all other related claims for Purchaser Losses as a result of such breach, is less than $75,000 (the “Minimum Claim Amount”).

(f) Notwithstanding anything contained herein to the contrary, for purposes of Section 9.1(b)(i), Purchaser shall not be obligated to make any indemnification payment with respect to any individual claim for Seller Losses thereunder, when taken together with all other related claims for Seller Losses as a result of such breach, is less than the Minimum Claim Amount.

(g) The representations and warranties of Seller and Purchaser contained in Article IV and Article V, respectively, of this Agreement shall survive the Closing until the 18 month anniversary of the Closing Date; provided, however, the representations and warranties contained in Sections 4.1 (Corporate Existence); 4.2 (Corporate Authority), 4.4(a) (Properties and Assets), 5.1 (Corporate Existence) and 5.2 (Corporate Authority) will survive indefinitely. The covenants and agreements contained in this Agreement shall survive the Closing until the date or dates specified therein or, if not so specified, indefinitely.

(h) The obligations to indemnify and hold harmless a party hereto pursuant to Sections 9.1(a)(i) or 9.1(b)(i) shall terminate when the applicable representation, warranty or covenant terminates pursuant to Section 9.2(g); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim) to the indemnifying Person and such claim may be pursued and shall survive the expiration of the survival period until finally resolved.

(i) Notwithstanding anything herein to the contrary, a Purchaser Indemnified Party’s right to indemnification hereunder will not be affected by any investigation, notice or knowledge acquired by Purchaser, its counsel or its other representatives at any time, whether before or after the date of this Agreement, with respect to the accuracy or inaccuracy of or compliance or noncompliance with any representation, warranty, covenant or other obligation of Seller.

9.3 General Procedures. Promptly (but in no event later than 30 days) after the receipt by any Indemnified Party of a notice of any claim, action, suit or proceeding by any third party that may be subject to indemnification hereunder, including any claim relating to any Excluded Liability or Assumed Liability, such Indemnified Party shall give written notice of such claim to the indemnifying party hereunder (the “Indemnifying Party”), stating the nature and basis of the claim and the amount thereof, to the extent known, along with copies of the relevant documents evidencing the claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and to the extent that the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the

Indemnified Party relating to the claim. The Indemnifying Party shall have the right to assume the defense of the Indemnified Party against the third party claim. So long as the Indemnifying Party has assumed the defense of the third party claim in accordance herewith and notified the Indemnified Party in writing thereof, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim, it being understood that the Indemnifying Party shall pay all reasonable costs and expenses of counsel for the Indemnified Party for all periods prior to such time as the Indemnifying Party has notified the Indemnified Party that it has assumed the defense of such third party claim and after such time as the Indemnified Party has notified the Indemnifying Party of such third party claim, (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld or delayed), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the third party claim (other than a judgment or settlement that is solely for money damages and is accompanied by a release of all indemnifiable claims against the Indemnified Party) without the prior written consent of the Indemnified Party (not to be unreasonably withheld or delayed). Whether or not the Indemnifying Party shall have assumed the defense, such party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld or delayed.

9.4 Certain Procedures.

(a) In connection with any actual or threatened claims by, or actual or threatened litigation or other disputes with, third parties relating to Excluded Liabilities or Assumed Liabilities, any such claims Purchaser and Seller shall cooperate in the defense of such claim.

(b) Any payment made pursuant to the indemnification obligations under this Agreement shall be treated as an adjustment to the Purchase Price.

9.5 Remedies Exclusive.

Following the Closing, except in the case of fraud or claims for equitable relief, the remedies set forth in this Article IX shall constitute the sole and exclusive remedy with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement and shall be in lieu of any other remedies that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law with respect to any Losses of any kind or nature incurred directly or indirectly resulting from or arising out of any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement. Seller and Purchaser each hereby waive any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this Section 9.5.

9.6 Further Assurances. If Seller sells to a third party all or a majority of its assets or income or revenue generating capacity, whether in one transaction or series of related transactions, Seller will cause to be included in the definitive documentation of such transaction or transactions a provision requiring the Person acquiring such assets or revenue or income generating capacity to assume the obligations of Seller under this Article IX. Seller will not dividend, pay, or distribute any substantial portion of its assets to holders of its equity securities or enter into material transactions with, or make any payments to, its Affiliates without first providing such security as is reasonably sufficient to provide for the discharge of Seller’s obligations under this Article IX (it being understood that compliance with Section 170 or Section 280 of the Delaware Corporation Law shall be reasonably sufficient security, subject to Purchaser’s right, to the extent granted under law, to contest the sufficiency of such security under Section 280 of the Delaware General Corporation Law or whether such divided was properly paid under Section 170 of the Delaware General Corporation Law). Any notices required to be sent to Purchaser under Section 280 of the Delaware General Corporation Law shall be sent to Purchaser as provided herein.

ARTICLE X

TERMINATION

10.1 Termination Events.

Without prejudice to other remedies which may be available to the parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a) by mutual consent of the parties hereto;

(b) after six months from the date hereof by any party by notice to the other party if the Closing shall not have been consummated on or prior to such date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available if such failure to consummate the Closing results primarily from a breach by the terminating party of any representation, warranty or covenant contained in this Agreement;

(c) by Purchaser upon written notice to Seller if any event occurs or condition exists that would render impossible the satisfaction of one or more conditions to the obligations of Purchaser to consummate the Closing contemplated by this Agreement as set forth in Article VII (other than as a result of a breach of this Agreement by Purchaser), and Purchaser has not waived such condition;

(d) by Seller upon written notice to Purchaser if any event occurs or condition exists that would render impossible the satisfaction of one or more conditions to the obligations of Seller to consummate the Closing contemplated by this Agreement as set forth in Article VII (other than as a result of a breach of this Agreement by Seller), and Seller has not waived such condition; or

(e) by any party, if a final order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement has been issued by (i) any federal or state court in the United States having jurisdiction or (ii) any similar court or Governmental Authority (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable).

10.2 Effect of Termination.

In the event of any termination of the Agreement as provided in Section 10.1, this Agreement shall forthwith become wholly void and of no further force and effect and there shall be no liability on the part of Purchaser or Seller, except that the obligations of Purchaser and Seller under Sections 6.2(b), 6.4, and Article XI of this Agreement shall remain in full force and effect. A termination under Section 10.1 will not relieve Seller or Purchaser of any liability or damages for a willful and material breach of any representation, warranty, covenant or agreement under this Agreement or be deemed to constitute a waiver of any available remedy (including specific performance if available) for any such breach.

ARTICLE XI

MISCELLANEOUS AGREEMENTS OF THE PARTIES

11.1 Dispute Resolution.

Except as otherwise set forth herein, resolution of any and all disputes arising from or in connection with this Agreement, whether based on contract, tort, or otherwise (collectively, “Disputes”), shall be exclusively governed by and settled in accordance with the provisions of this Section 11.1.

(a) Negotiation. The parties shall make a good faith attempt to resolve any Dispute arising out of or relating to this Agreement through negotiation. Within 30 days after notice of a Dispute is given by either party to the other party, each party shall select a first tier negotiating team comprising director or general manager level employees of such party and shall meet and make a good faith attempt to resolve such Dispute and shall continue to negotiate in good faith in an effort to resolve the Dispute or renegotiate the applicable Section or provision without the necessity of any formal proceedings. If the first tier negotiating teams are unable to agree within 30 days of their first meeting, then each party shall select a second tier negotiating team comprising vice president level employees of such party and shall meet within 30 days after the end of the first 30 day negotiating period to attempt to resolve the matter. During the course of negotiations under this Section 11.1, all reasonable requests made by one party to the other for information, including requests for copies of relevant documents, will be honored. The specific format for such negotiations will be left to the discretion of the designated negotiating teams but may include the preparation of agreed upon statements of fact or written statements of position furnished to the other party. All negotiations between the parties pursuant to this Section 11.1(a) shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future litigation.

(b) Failure to Resolve Disputes. In the event that any Dispute arising out of or related to this Agreement is not settled by the parties within 15 days after the first meeting of the second tier negotiating teams under Section 11.1(a), the parties may seek any remedies to which they may be entitled in accordance with the terms of this Agreement.

(c) Proceedings. Nothing herein, however, shall prohibit either party from initiating litigation or other judicial or administrative proceedings if such party would be substantially harmed by a failure to act during the time that such good faith efforts are being made to resolve the Dispute through negotiation. In the event that litigation is commenced under this Section 11.1, the parties agree to continue to attempt to resolve any Dispute according to the terms of Section 11.1 during the course of such litigation proceedings under this Section 11.1.

11.2 Notices.

All communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person or by private courier with receipt, when telefaxed and received, or three days after being deposited in the United States mail, first-class, registered or certified, return receipt requested, with postage paid and,

(a)	If to Purchaser:	Idearc Inc.
2200 W. Airfield Dr., MCTX29
DFW Airport, TX 75261-9810
		Attention:	Executive Vice President and General Counsel
		Fax:	(972) 453-6869

	with a copy to:	Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, TX 75201
		Attention:	Corporate, Banking and Business Section Head
		Fax:	(214) 855-8200

(b)	If to Seller:	InfoSpace, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004
		Attention:	Senior Vice President and General Counsel
		Fax:	(425) 201-6167

	with a copy to:	Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
		Attention:	Jeffrey D. Saper, Esq.
Bradley L. Finkelstein, Esq.
		Fax:	(650) 493-6811

or to such other address as any such party shall designate by written notice to the other party hereto.

11.3 Bulk Transfers.

Purchaser waives compliance with the provisions of all applicable Laws relating to bulk transfers in connection with the transfer of the Purchased Assets.

11.4 Severability.

If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect, and such illegal, void or unenforceable provision shall be replaced with a provision that corresponds as closely as possible to the intentions of the parties as expressed by such illegal, void or unenforceable provision.

11.5 Further Assurances; Further Cooperation.

Subject to the terms and conditions hereof (including Section 6.3), each of the parties hereto agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Seller and Purchaser, to effectuate the provisions of this Agreement, provided that all such actions are in accordance with applicable Law. From time to time, whether at or after the Closing, Seller or its Subsidiaries (as appropriate) will execute and deliver such further instruments of conveyance, transfer and assignment and take such other action, at Purchaser’s sole expense, as Purchaser may reasonably require to more effectively convey and transfer to Purchaser any of the Purchased Assets or Transferred Business Intellectual Property Rights and Purchaser will execute and deliver such further instruments and take such other action, at Seller’s sole expense, as Seller or its Subsidiaries may reasonably require to more effectively assume the Assumed Liabilities.

11.6 Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 11.6.

11.7 Expenses.

Whether or not the Closing occurs, Seller and Purchaser shall each pay their respective expenses (such as legal, investment banker and accounting fees) incurred in connection with this Agreement and the transactions contemplated hereby.

11.8 Non-Assignability.

This Agreement will be binding upon and inure to the benefit of and be enforceable by and against the parties and their respective successors and permitted assigns. On or prior to the Closing, this Agreement may not be assigned nor any duties under this Agreement delegated, by operation of law or otherwise, by Seller without the prior written consent of Purchaser; provided, however, that Seller will have the right to assign this Agreement to a controlled Affiliate, in which event, however, Seller will remain fully liable for all obligations of Seller under this Agreement. On or prior to the Closing, this Agreement may not be assigned nor any duties under this Agreement delegated, by operation of law or otherwise, by Purchaser without the prior written consent of Seller; provided, however, that Purchaser will have the right to collaterally assign this Agreement to a secured lender and may also assign this Agreement to a controlled Affiliate, in which event, however, Purchaser will remain fully liable for all obligations of Purchaser under this Agreement. Following the Closing, neither Purchaser nor Seller may delegate any duties hereunder.

11.9 Amendment; Waiver.

This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or a failure or delay by any party in exercising any power, right or privilege under this Agreement shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach or similar breach.

11.10 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement and the Exhibits hereto was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

11.11 Third Parties.

The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns. It is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person, except as expressly set forth in this Agreement.

11.12 Governing Law.

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any conflicts of law principles or any other principle that could require the application of the Laws of any other jurisdiction.

11.13 Consent to Jurisdiction; Waiver of Jury Trial.

Each party hereto irrevocably submits to the exclusive jurisdiction of the United States District Court located in King County, Washington, or if such court does not have jurisdiction, the superior courts of the State of Washington located in King County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto, further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 11.2 shall be effective service of process for any action, suit or proceeding in Washington with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding set forth above arising out of this Agreement or the transactions contemplated hereby, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding relating to this Agreement or any other agreement entered into in connection therewith and for any counterclaim with respect thereto.

11.14 Entire Agreement.

The Transaction Documents, Annex A, the Disclosure Letter and the Exhibits hereto and any other agreements between Purchaser and Seller entered into on the date hereof set forth the entire understanding of the parties hereto with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties or their respective Subsidiaries other than those set forth or referred to herein or therein. In the event of any inconsistency between the provisions of this Agreement and the Real Property Sublease, the Transition Services Agreement, the Purchaser License Agreement, Seller License Agreement, Directory Services Agreement, Local Search Agreement, Web Search Agreement or any Ancillary Agreement, the provisions of such other agreement shall prevail.

11.15 Section Headings; Table of Contents.

The section headings contained in this Agreement and the Table of Contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

INFOSPACE, INC.

By:	/s/ James F. Voelker
Name:	James F. Voelker
Title:	Chairman and Chief Executive Officer

IDEARC INC.

By:	/s/ Katherine J. Harless
Name:	Katherine J. Harless
Title:	President and Chief Executive Officer

[Signature Page to the Asset Purchase Agreement]

ANNEX A

“Adjusted Working Capital” shall mean, as of the Closing Date, an amount equal to the current assets of the Business less the current liabilities of the Business (but excluding tax liabilities specifically allocated to Purchaser under Section 6.10 hereof), all calculated in a manner consistent with the assumptions, policies and principles set forth in Section 3.3 of the Disclosure Letter.

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

“Agreement” shall have the meaning set forth in the Preamble to the Agreement.

“Allocation Schedule” shall have the meaning set forth in Section 3.4.

“Ancillary Agreements” shall have the meaning set forth in Section 2.3(a).

“Antitrust Regulations” shall have the meaning set forth in Section 4.2(b).

“Arbitrator” shall have the meaning set forth in Section 3.3(c).

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.3(a).

“Assumed Liabilities” shall have the meaning set forth in Section 2.2.

“Assumed Material Contracts” shall have the meaning set forth in Section 4.5(a).

“Balance Sheet” shall have the meaning set forth in Section 4.13(a).

“Bill of Sale” shall have the meaning set forth in Section 2.3(a).

“Business” means (i) the operation of the Switchboard.com website as it is conducted as of the date hereof and as of the Closing Date, including the Switchboard.com trademark and uniform resource locator and the receipt of user searches and provision of responses to such searches on the Switchboard.com website, (ii) the operation of the InfoSpace.com website as it is conducted as of the date hereof and as of the Closing Date, including the receipt of business or residential telephone directory searches and provision of responses to such searches, but excluding the provision of content other than business or residential telephone directory services, and (iii) the operation of all other websites, domain names and uniform resource locators listed in Section 4.7(c) of the Disclosure Letter, that provide business and residential telephone directory search products, including yellow pages and white pages functionalities.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are permitted or required by Law to close.

“Business Facility” means any real property including the land, the improvements thereon, the groundwater thereunder and the surface water thereon, that is or at any time has been owned, operated, occupied, controlled or leased by Seller in connection with the operation of its Business or the Purchased Assets.

“Business Financial Statements” shall have the meaning set forth in Section 4.13(a).

“Business Intellectual Property Licenses” shall mean any material agreement under which (i) a third party has licensed any Business Intellectual Property Rights or Business Technology to Seller or any Other Seller that are material to the Business other than licenses to commercially available software that is not used, embedded or incorporated within a Product, or (ii) Seller or any Other Seller has licensed any Business Intellectual Property Rights or Business Technology to any third party.

“Business Intellectual Property Rights” means Intellectual Property Rights in and to the Business Technology.

“Business Material Adverse Effect” shall mean any change, effect, event, state of facts, circumstance or development (each a “Change,” and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes (a) that is materially adverse to the business, operations, assets, financial condition, or results of operations of the Purchased Assets or the Business, (b) that would prevent or impair the ability of Seller or any Other Seller to perform their respective obligations under this Agreement or any of the Transaction Documents to which it is a party or (c) that would prevent or materially impede, interfere with, hinder, or delay the consummation of the transactions contemplated by this Agreement or any of the Transaction Documents; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a “Business Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from, relating to or arising out of any of the following shall be taken into account when determining whether a “Business Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions in the United States or any other country (or Changes therein), general conditions in the financial markets in the United States or any other country (or changes therein) and general political conditions in the United States or any other country (or Changes therein); (ii) general conditions in the industries in which the Business is conducted (or Changes therein); (iii) conditions arising out of acts of terrorism or war, weather conditions or other force majeure events (or any escalation or worsening thereof); and (iv) any Change arising principally from the announcement of this Agreement or the fact of the pendency or consummation of the transactions contemplated hereby, including the loss or departure of officers or other employees of the Business, or the termination, reduction (or potential reduction) or any other negative development (or potential negative development) in the relationships of the Business with any of its customers, suppliers, content partners or other business affiliates or partners, in each case arising principally from the announcement of this Agreement or the fact of the pendency of the transactions contemplated hereby.

“Business Technology” means any Technology that is used in and necessary for the conduct of the Business.

“Closing” shall have the meaning set forth in Section 8.1.

“Closing Date” shall have the meaning set forth in Section 8.1.

“Closing Date Statement” shall have the meaning set forth in Section 3.3(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidential Information” shall have the meaning set forth in Section 6.2(b).

“Consent” means any consent, waiver, notice to, registration, declaration or filing with, approval of, or authorization from any Governmental Authority or other Person.

“Contract” means any contract, agreement, arrangement, commitment, understanding, note, bond, mortgage, lease, indenture or other legally binding agreement, whether written or oral and including all amendments thereto.

“Designees” shall mean any direct or indirect wholly-owned subsidiary of Purchaser (excluding for purposes of determining whether a subsidiary is wholly-owned any directors’ qualifying shares).

“Directory Services Agreement” shall have the meaning set forth in Section 6.7(e).

“Directory Technology Element” means an item of Technology that is listed in Schedule 6.14 of the Disclosure Letter.

“Disclosure Letter” means the Disclosure Letter delivered by Seller to Purchaser on the date of this Agreement, as it may be amended from time to time in accordance with this Agreement.

“Disputes” shall have the meaning set forth in Section 11.1.

“Dollars” or “$”, when used in this Agreement or any other Transaction Document, shall mean United States dollars unless otherwise stated.

“Environmental Claim” shall mean any written claim, proceeding, suit, complaint, information request or notice of violation alleging violation of, or liability under, any Environmental Laws.

“Environmental Laws” shall mean any applicable federal, state or local Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common law relating to, or imposing standards relating to pollution, the protection of the environment, or the exposure of any individual to Hazardous Materials, or recycling.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Working Capital” shall have the meaning set forth in Section 3.3(a).

“Estimated Working Capital Statement” shall have the meaning set forth in Section 3.3(a).

“Excluded Liabilities” shall have the meaning set forth in Section 2.2.

“Final Working Capital” shall have the meaning set forth in Section 3.3(c).

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Governmental Authority” shall have the meaning set forth in Section 4.3.

“Hazardous Materials” shall mean any material, chemical, emission or substance that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, a pollutant, a contaminant or otherwise a danger to health, reproduction or the environment.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, potential release, exposure of Persons to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back or product content requirements.

“Hosting and Co-Location Services Agreement” shall mean an agreement reasonably satisfactory to Purchaser pursuant to which Seller or any Other Seller will provide services to Purchaser or its Designees for the continued operation of the Business until June 30, 2008. The services shall contain substantially the following: (i) data center physical space management, (ii) co-location/facility lease and contract management, (iii) bandwidth/circuit connectivity management, (iv) low level administration and access control of shared network, network load balancing, storage and server components, (v) 7 x 24 tier 1 and 2 service support, (vi) use of ITSM service request system, and (vii) administration of centralized enterprise management system and service request process and associated toolsets.

“HSR Act” shall have the meaning set forth in Section 6.3(b).

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” shall have the meaning set forth in Section 9.3.

“Information Technology” shall have the meaning set forth in Section 4.21.

“Intellectual Property Rights” shall mean the following: (a) United States and foreign patents and applications therefor (“Patents”); (b) trade secret rights and all other rights in or to confidential business or technical information (“Trade Secrets”); (c) copyrights, copyright registrations and applications therefor and all other rights corresponding thereto (“Copyrights”); (d) trademarks, service marks, trade dress rights and similar designation of origin and rights therein (“Trademarks”); (e) rights in uniform resource locators, Web site addresses, and domain names (“Internet Properties”); (f) industrial design rights and any registrations and applications therefor; (g) databases and data collections (including knowledge databases, customer lists and customer databases) (“Database Rights”); and (h) any similar, corresponding or equivalent rights to any of the foregoing any where in the world.

“IRS” shall mean the United States Internal Revenue Service.

To “the knowledge of” a party hereto shall mean, with respect to Seller, the actual knowledge of James Voelker, Allen Hsieh, John Foster, Bruce Easter and Brian McManus following reasonable inquiry, and with respect to Purchaser, the actual knowledge of Dee Jones, William G. Mundy and Andrew Coticchio following reasonable inquiry.

“Law” means any law, treaty, statute, ordinance, rule, code or regulation of a Governmental Authority or judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority.

“Liabilities” means any and all liabilities, obligations, guarantees (including lease guarantees), damages, losses, debts, claims, demands, judgments or settlements of any nature or kind, whether known or unknown, fixed, accrued or unaccrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, including all costs and expenses (including all transition, asset transfer, termination, legal, accounting or otherwise).

“Licensed Business Intellectual Property Rights” means the Business Intellectual Property Rights that are not Transferred Business Intellectual Property Rights and that are licensed by Seller to Purchaser pursuant to the Seller License Agreement.

“Licensed Business Technology” means the Business Technology that is not Transferred Business Technology and that is licensed by Seller to Purchaser pursuant to the Seller License Agreement.

“Liens” shall mean any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, lien (including any lien for unpaid Taxes), claim, charge, security interest, option or any restriction or other encumbrance of any kind.

“Local Search Agreement” shall have the meaning set forth in Section 6.7(d).

“Losses” shall mean all Liabilities costs and expenses, including (i) interest, penalties, court costs and reasonable attorneys fees and expenses and (ii) punitive, special, exemplary, lost-profits, consequential and indirect damages imposed on or incurred by any indemnified Person as a result of a claim by any third party but excluding punitive, special, exemplary and lost-profits damages (but not excluding consequential or indirect damages) that such indemnified Person might claim as such indemnified Person’s own Losses.

“Minimum Claim Amount” shall have the meaning set forth in Section 9.2(e).

“Notification” shall have the meaning set forth in Section 6.10(d).

“Open Source Software” means any software that requires as a condition of use, modification, or distribution, that such software or other software combined or distributed with such software be (a) disclosed, distributed, or made available in source code form; (b) licensed for the purpose of making derivative works; or (c) redistributable at no charge. Open Source Software includes any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g. PERL); (iii) the Mozilla Public License; (iv) Netscape Public License; (v) Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

“Ordinary Course Obligations” and obligations incurred in the “Ordinary Course of Business” mean recurring Liabilities incurred in the normal course of operation of the Business, consistent with past practice and amounts, but do not include any Liabilities resulting from a violation of Law or any Liabilities under an agreement that result from any breach or default (or event that with notice or lapse of time would constitute a breach or default) under such agreement.

“Other Sellers” shall have the meaning set forth in Section 4.2(a).

“Patent Covenant Not to Sue” means an agreement reasonably satisfactory to both Purchaser and Seller pursuant to which Seller or any Other Seller will covenant not to sue, or otherwise initiate legal proceedings against Purchaser for patents owned by Seller as of the Closing Date that are not Transferred Business Intellectual Property Rights, but that are infringed by Purchaser in performing the Business in the same or substantially the same manner as performed by Seller as of the Closing Date. Seller will also grant Purchaser enforcement rights equivalent to Purchaser’s grant of enforcement rights in the Purchaser License Agreement, to Purchaser in any such Patents with respect to third party infringers. The covenant will run with the Patents retained by Seller as of the Closing Date and will be transferable by Purchaser in the same manner that Seller’s rights under the Purchaser License Agreement are transferable.

“Permits” shall have the meaning set forth in Section 4.11.

“Permitted Liens” shall have the meaning set forth in Section 4.4(a).

“Person” shall mean an individual, corporation, partnership, limited liability company association, trust, incorporated organization, Governmental Authority, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

“Prime Rate” shall mean the rate of interest as announced from time to time by JP Morgan at its principal office in New York City as its prime lending rate, the Prime Rate to change when and if such prime lending rate changes.

“Products” shall mean the products and services sold by Seller and its Subsidiaries, or after the Closing, the Purchaser or any of its Affiliates, related to the Business.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Purchased Assets” shall have the meaning set forth in Section 2.1.

“Purchaser” shall have the meaning set forth in the Preamble to the Agreement.

“Purchaser Indemnified Party” shall have the meaning set forth in Section 9.1(a).

“Purchaser License Agreement” shall have the meaning set forth in Section 6.9(d).

“Purchaser Losses” shall have the meaning set forth in Section 9.1(a).

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby and any documents delivered or entered into in connection herewith.

“Real Property Sublease” shall have the meaning set forth in Section 6.7(b).

“Release” shall be defined as that term is defined in 42 U.S.C. § 9601 (22).

“Retained Business” means the business and operations of Seller other than the Business.

“Seller” shall have the meaning set forth in the Preamble to the Agreement.

“Seller Corporate Policies” shall have the meaning set forth in Section 6.9.

“Seller Indemnified Party” shall have the meaning set forth in Section 9.1(b).

“Seller License Agreement” shall have the meaning set forth in Section 6.9(d).

“Seller Losses” shall have the meaning set forth in Section 9.1(b).

“Seller Major Transaction” means to disposition by Seller or its Affiliates of all or a majority of the Retained Business by any means, including asset sale, stock sale, merger, consolidation, dissolution, plan of exchange or otherwise, provided that any successor to the Retained Business must assume and perform all obligations and Liabilities of Seller and its Affiliates under the Directory Services Agreement.

“Seller Material Adverse Effect” shall mean any Change, individually or in the aggregate, and taken together with all other Changes that is materially adverse to the business, operations, assets, financial condition, or results of operations of the Purchased Assets or the Business, that would prevent or impair the ability of Seller or any Other Seller to perform their respective obligations under this Agreement or any of the Transaction Documents to which it is a party or that would prevent or materially impede, interfere with, hinder, or delay the consummation of the transactions contemplated by this Agreement or any of the Transaction Documents; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a “Seller Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from, relating to or arising out of any of the following shall be taken into account when determining whether a “Seller Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions in the United States or any other country (or Changes therein), general conditions in the financial markets in the United States or any other country (or Changes therein) and general political conditions in the United States or any other country (or Changes therein) and (ii) any conditions arising out of acts of terrorism or war, weather conditions or other force majeure events (or any escalation or worsening thereof).

“Seller Plan” shall mean each plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, contributed to, or required to be contributed to, by Seller or any other Seller for the benefit of any employee or former employee of the Business or with respect to which Seller or any other Seller has or may have any liability or obligation.

“Shared Routine” means a routine, subroutine, or procedure that is both (a) a part of a Directory Technology Element or used by a Directory Technology Element (including a routine, subroutine, or procedure that is compiled in line with a Directory Technology Element, is encoded in any portion of a Directory Technology Element, is called by a Directory Technology Element, or is used by a Directory Technology Element); and (b) shared with or common to a Technology used by Seller in connection with the Retained Business (“Retained Business Technology”) (including a routine, subroutine, or procedure that is compiled in line with a Retained Business Technology, is encoded in any portion of any Retained Business Technology, is called by any Retained Business Technology, or is used by any Retained Business Technology).

“Straddle Period” shall have the meaning set forth in Section 6.10(b)(iii).

“Subsidiary” or “Subsidiaries” of Purchaser, Seller or any other Person means any corporation, partnership or other legal entity of which Purchaser, Seller or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Target Working Capital” shall have the meaning set forth in Section 3.3(a).

“Tax” or “Taxes” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto.

“Tax Claim” shall have the meaning set forth in Section 6.10(d).

“Tax Return” shall mean any return, declaration, report and information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means any or all of the following: (i) any works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, design and development documentation (such as bill of materials, instructions and test reports), schematics, algorithms, routines, files, net lists, formulas, records, data and mask works; (ii) inventions (whether or not patentable), ideas, improvements, discoveries, devices, prototypes, developments, designs and techniques, information regarding plans for research, and technology; (iii) proprietary and confidential information, including technical data and customer and supplier lists and information related thereto, financial analysis, marketing and selling plans, business plans, budgets and unpublished financial statements, licenses, prices and costs, general intangibles, trade secrets and know how; (iv) databases, data compilations, lab notebooks and collections and technical data; (v) logos, trade names, trade dress, trademarks, service marks; (vi) domain names, websites, web pages, web content and any programs or infrastructure required to support the web pages or web content; (vii) tools, services, methods, processes, development equipment; and (viii) all instantiations of the foregoing in any form and embodied in any media, whether in electronic, written or other media.

“Threshold” shall have the meaning set forth in Section 9.2(c).

“Transaction Documents” shall have the meaning set forth in Section 4.2(a).

“Transferred Business Intellectual Property Licenses” shall mean the Business Intellectual Property Licenses listed in Section 4.7 of the Disclosure Letter that are exclusively or primarily used or held for use in connection with the operation of the Business.

“Transferred Business Intellectual Property Rights” means (i) the Business Intellectual Property Rights (excluding Internet Properties, Patents, and Trademarks) in and to the Transferred Business Technology; (ii) the Internet Properties listed in Section 4.7 of the Disclosure Letter; (iii) the Patents listed in Section 4.7 of the Disclosure Letter; and (iv) the Trademarks listed in Section 4.7 of the Disclosure Letter.

“Transferred Business Intellectual Property Rights Assignments” shall have the meaning set forth in Section 2.3.

“Transferred Business Technology” means the Business Technology exclusively or primarily used or held for use in connection with the operation of the Business, including all Directory Technology Elements but excluding Business Technology that is part of Seller’s centralized services for information technology, administrative, human resources and other similar back office corporate services.

“Transferred Employees” shall have the meaning set forth in Section 6.6(a).

“Transfer Taxes” shall have the meaning set forth in Section 6.10(a)(i).

“Transition Services Agreement” shall mean an agreement reasonably satisfactory to Purchaser pursuant to which Seller or any Other Seller will provide services to Purchaser or its Designees (“Seller Services”) and Purchaser will provide services to Seller (“Purchaser Services”) until June 30, 2008. The Seller Services shall contain substantially the following: (i) maintenance services relating to User Manager (UM 1.0 and 2.0) and Content Management Systems (as such terms are defined in the Seller License Agreement), (ii) device profiling and porting services relating to Find It! Applications (as such term is defined in the Seller License Agreement), (iii) access to and use of the InfoSpace Messaging Gateway relating to Find It! Applications, (iv) access to and use of the carrier/partner binds relating to Find It! applications, (v) access to the movies/events application programming interface and web service data feed relating to Find It! Applications, (vi) back office functions including but not limited to accounts payable, accounts receivable, human resources, finance, and accounting relating to the Transferred Employees, and (vii) information services including data management and reporting. The Purchaser Services shall contain substantially the following: (x) maintenance services relating to the Ad-Focus Platform (as such term is defined in the Purchaser License Agreement) and (y) hosting and maintenance services relating to the Find It! server software application (as such term is defined in the Purchaser License Agreement).

“Web Search Agreement” shall have the meaning set forth in Section 6.7(e).

List of Exhibits and Schedules *

Exhibits

Exhibit A	Bill of Sale

Exhibit B	Assignment and Assumption Agreement

Exhibit C	Transferred Business Intellectual Property Rights Assignments

Exhibit D	Real Property Sublease

Exhibit E-1	Purchaser License Agreement

Exhibit E-2	Seller License Agreement

Exhibit F	Term Sheet for Commercial Agreements

Disclosure Letter

Section 2.1	Purchased Assets

Section 2.2	Assumed Liabilities

Section 3.3	Purchase Price Adjustment

Section 4.1	Corporate Existence

Section 4.2	Corporate Authority

Section 4.3	Governmental Approvals and Consents

Section 4.4	Properties and Assets

Section 4.5	Contracts

Section 4.6	Litigation

Section 4.7	Intellectual Property Rights

Section 4.8	Finders; Brokers

Section 4.9	Tax Matters

Section 4.10	Employment and Benefits

Section 4.11	Compliance with Laws; Permits

Section 4.12	Environmental Matters

Section 4.13	Financial Information

Section 4.14	Customers

Section 4.15	Suppliers

Section 4.16	Absence of Changes

Section 4.17	Restrictions on Business Activities

Section 4.18	Sufficiency of Assets

Section 4.19	Condition of Purchased Assets

Section 4.20	Website Traffic

Section 4.21	Information Technology

Section 6.1	Operation of the Business

Section 6.6	Employee Relations and Benefits

Section 6.14	Destruction of Directory Technology Elements

Section 6.15	Agreement to Cooperate

Section 7.3(i)	Consents

* These exhibits and schedules have been omitted from this filing. The registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.